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REGISTRANT'S NAME Wolters Kluwer NV

*CURRENT ADDRESS Apollolaan 153
P.O. Box 75248
NL 1070 AE
Amsterdam, The Netherlands

**FORMER NAME

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FILE NO. 82- 2683 FISCAL YEAR 12/31/02

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WoltersKluwer

12-31-02
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annual report 2002

annual report 2002

Table of Contents

The Essential Knowledge Company

Facts

- Annual revenues: EUR 3.9 billion/USD 3.7 billion
- Approximately 20,000 employees
- Core activities: Legal, Tax & Business, Health and Education, subdivided into 5 regional clusters
- Locations in more than 25 countries on 4 continents
- Listed on Euronext Amsterdam (included in AEX and Euronext 100 index)
- Head office in Amsterdam (the Netherlands), subsidiary head office in Chicago (United States)

We are

Wolters Kluwer is a multi-media publisher dedicated to the delivery of information, combined wherever possible with smart information tools, to professionals. Wolters Kluwer is a global operator with a prolific history, a prosperous present and a promising future. Wolters Kluwer is one of the most important information providers in the Legal, Tax & Business, Health and Education markets.

Our focus

Historically, Wolters Kluwer was a traditional publisher with a focus on print products. Thanks to a transformation at all levels, our operations are now more market-driven than ever, offering a choice of advanced electronic products and services as well as print. We sell information, software and services, often on a subscription basis. We do this in many different formats via the medium that best suits the customer, varying from Internet-related products and CD-ROMs to books, professional journals and loose-leaf publications. We offer solution-oriented, smart information tools that help our customers improve their productivity and the quality of their work.

Our customers

We target our activities at a select group of professionals. Alongside accountants, lawyers and fiscal experts, these include specialists in the banking, insurance and securities industries. Other customer groups are HR officers, medical specialists, nurses, pharmaceutical companies, teachers, students and educational institutions.

Our commitment

All businesses of Wolters Kluwer are closely committed to their customers and markets. There is a direct connection between the added value of our products and the success of our customers. The relationship with our customers is therefore built on partnership and co-operation, so that we can deliver the right information, at the right time, via the right medium. Three aspects are crucial here: our products and services must excel in quality, accessibility and user-friendliness. That is why our ambition is to be 'the essential knowledge company' for our customers.

Our operations

Wolters Kluwer's activities are organized around three core business areas, subdivided into five regional clusters. This structure not only reflects the breadth of our customer base but also promotes synergy within the group. It enables us to benefit from the wealth of expertise available within Wolters Kluwer as well as the economies of scale of a worldwide enterprise like ours.

Chairman's statement

On taking up my post as Chairman in March 2000, I announced that we would increase our focus on 'growth under our own power', without missing out on attractive acquisition opportunities. With this goal in mind, I also pledged additional resources to strengthening our innovative power in the field of electronic products and the Internet. Thanks to the approximately EUR 250 million that we have released over the past three years for investments in innovations of products and infrastructure, our businesses have made a great leap forward. We are not there yet. But the extra investments have already led to substantial revenues from these projects in 2002, thereby compensating for the decline in traditional products. Follow-up investments are necessary. These can be made with confidence now that the organization has accumulated more experience with development of new electronic products.

It is now clear to everyone that the Internet has lost its luster as the ultimate revenue generator. We see the Internet very matter-of-factly as a 'new medium with new opportunities' – no more and certainly no less. Ultimately, the customer has the last word regarding the way we deliver our products and services. By no means has everyone been won over to the electronic format. Still, I continue to have faith in the further growth of a strong range of products via the Internet. Revenues of CD-ROMs (our 'other' electronic carrier) are appearing to stabilize in terms of volume. It is interesting to note that, particularly in Europe, these products are proving to have a much longer life cycle than we anticipated a few years ago. The revenue growth of our one-time flagship product 'loose-leaf publications' is declining year on year, as expected. The combined effect of these developments largely explains our modest organic revenue growth.

Compared to many other businesses, we are sufficiently resilient to withstand an economic slowdown or even decline. However, it is only fair to recognize that not all of our customers are in the same position. This has an unfavorable impact on our organic revenue growth. Marketing innovations is considerably more difficult than a few years ago. Nevertheless, we were once again able to achieve further revenue growth at constant exchange rates.

After my appointment, the portfolios of activities of the clusters and businesses were held up to the light for a critical review. Where necessary, strategies were sharpened (LTB Europe and soon LTB North America), broadened (Education) or even wholly renewed (Health). We now principally invest in markets – often with growth potential – where we already have, or can soon achieve, a leadership position. Substantial funds and energy were committed to software and services that will complement our existing wealth of copyrighted information products. As a logical consequence of our plans, we parted ways with some companies that no longer match our strategy.

The sale of Kluwer Academic Publishers, Bohn Stafleu Van Loghum and, so we expect, ten Hagen & Stam and ISBW is testimony to our willingness to accept the consequences of our strategy. The decision to sell these businesses – nurtured to maturity by expert and dedicated staff – was by no means easy. But we are convinced that we are creating a win-win situation: though our people will in future work in a new setting, they will then belong to the core activity and thus have better prospects to develop. We, for our part, are better able to concentrate on exploiting new growth opportunities. With the divestment proceeds we can reinforce our financial position while also laying strong foundations for the further innovation and expansion of our core businesses.

After introducing the cluster structure with its own staff in 2000 – with the Executive Board Members supervising and carrying responsibility for one or more clusters and corporate departments – we decided to adjust this corporate management model. Consequently, beginning May 2003 the CEOs of the four most important clusters will carry even greater responsibility for their cluster's performance and profitability. They will then report directly to the Chairman of the Executive Board, so that the lines of communication are shortened and the responsibilities are clarified. The appointment of a Chief Financial Officer to the Executive Board is also designed to achieve more direct control of the clusters. Thanks to this model, the size of the Executive Board will be reduced to three members by the end of 2004. The cluster CEOs – together with the members of the Executive Board and Senior Vice-Presidents of corporate departments – will form an Executive Committee from May 2003. This Committee will act as a sounding board for the Executive Board, facilitate the acceptance of organization-wide policies and promote the introduction of synergetic measures.

Major steps forward have been made in the field of Corporate Governance over the past years. Once a well-protected organization that was not always transparent to the outside world, we have transformed into a company that listens carefully to, but does not necessarily follow, the financial markets. Depositary receipt holders attending the shareholders' meeting now have unlimited voting rights and the voluntary structure regime ('structuurregeling') has been abolished. The only takeover deterrent still in place is the Preference Shares Foundation, which has a call option on preference shares of the company. The position of the Preference Shares Foundation can give the Executive Board vital time to examine the interested party's plans and propose alternatives if appropriate. After hearing the Executive Board, the shareholders' meeting must then make the final decision on the course to be followed. We firmly believe that, in the event of unsolicited takeover advances, winning time serves the interests of shareholders and depositary receipt holders.

The Trust Office only represents depositary receipt holders not attending the meeting and thus contributes to the continuity of decision-making, which could otherwise be jeopardized by the absenteeism of shareholders and depositary receipt holders.

Our financial reporting has been substantially expanded and can be viewed in full – including analysts' presentations – at www.wolterskluwer.com. In addition to reporting preliminary figures several weeks after closing the financial year, we will also start publishing first and third-quarterly trading updates effective from 2003. Full quarterly reporting is the next step.

Our organization now has a far more market-driven edge. Thanks to the renewed European organization, the revamped Health cluster and, shortly, the more market-oriented structure of our United States activities, we are well equipped to withstand the adverse conditions in our markets. Our financial position is healthy: witness our A-minus credit rating. Thanks to our strong income flow from up-front subscriptions, we will continue to show a good cash flow in the future. Acquisitions are conservatively valued and the vast majority of product development costs are taken directly to the profit and loss account. As a result, the development of our cash flow is in line with the presented results. Our accounting policy in relation to pension fund shortfalls is equally prudent: full provisions are now made even though no additional contributions will be necessary for the time being.

Our focus on sustainable growth means that we continue to make long-term investments in product development, alignment of the organization and infrastructure, despite the fact that we do not see a short-term improvement in the external trading conditions. Hence, we expect our ordinary net income to be more or less in line with 2002.

However, due to the divestments of non-core activities the benchmark ordinary net income measured at constant currencies may be up to 6% lower than the EUR 453 million realized in 2002.

I firmly believe we will again live up to our expectations in 2003, which will certainly also be thanks to our staff. I am confident that they will continue to dedicate their best efforts to our company and I would like to thank them in advance for this. In September 2003 I will pass the baton to Nancy McKinstry, who has been with Wolters Kluwer for more than 10 years, and who brings extensive experience in strategy, operations and technology to the position. I wish her every success in leading this wonderful company. It was an honor for me to be at the helm for three and a half years, and I thank everyone who supported me in my task.

Rob Pieterse
Chairman of the Executive Board



Executive Board

R. Pieterse (1942)
Nationality: Dutch
Executive Board Member since 1987
Chairman since 2000
Portfolio: Legal, Tax & Business Asia Pacific, Strategy, Finance, Accounting, Investor Relations, Corporate Communications, Corporate Governance and Secretariat Executive Board

H. J. Yarrington (1942)
Nationality: American
Executive Board Member since 1998
Portfolio: Health, Education, Human Resources and Business Development

J.M. Detailleur (1947)
Nationality: French
Executive Board Member since 1998
Portfolio: Legal, Tax & Business Europe

N. McKinstry (1959)
Nationality: American
Executive Board Member since 2001
Portfolio: Legal, Tax & Business North America and Technology



Supervisory Board

H. de Ruiter (1934)
Appointed in 1994, current term until 2006.
Chairman of the Selection and Remuneration Committee, Member of the Audit Committee
Position: Former Executive Board Member of nv Koninklijke Nederlandsche Petroleum Maatschappij and former Member of the Group Executive Board of the Royal Dutch Shell Group
Nationality: Dutch
Supervisory Directorships: Chairman of the Supervisory Board of Koninklijke Ahold nv and Univar nv, Vice-Chairman of the Supervisory Board of AEGON nv and Member of the Supervisory Board of Heineken nv and nv Koninklijke Nederlandsche Petroleum Maatschappij

J.V.H. Pennings (1934)
Appointed in 1995, current term until 2003
Member of the Selection and Remuneration Committee and the Audit Committee
Position: Former Chairman of the Executive Board of Océ nv
Nationality: Dutch
Supervisory Directorships: Chairman of the Supervisory Board of Koninklijke Grolsch nv, Essent nv, Koninklijke Ahrend nv and N.V. Industriebank LIOF and Member of the Supervisory Board of Océ nv, Heymans nv and Berenschot Holding bv

A.H.C.M. Walravens (1940)
Appointed in 1978, current term until 2003
Member of the Selection and Remuneration Committee
Position: Consultant
Nationality: Dutch
Supervisory Directorships: Chairman of the Supervisory Board of Tauw Beheer nv and Ziekenfonds Zilveren Kruis u.a, Vice-Chairman of the Supervisory Board of Achmea Holding nv and Connexxion Holding nv and Member of the Supervisory Board of CSM nv, EUREKO nv and Ziekenfonds Groeneland/PWZ u.a.

N.J. Westdijk (1941)
Appointed in 1993, current term until 2005
Chairman of the Audit Committee
Position: Chairman of the Executive Board of Connexxion Holding
Nationality: Dutch
Supervisory Directorships: Non-Executive Member of the Executive Board of Fortis nv, Chairman of the Supervisory Board of ENECO Energie nv and Member of the Supervisory Board of VastNed Group

K.A.L.M. Van Miert (1942)
Appointed in 2000, current term until 2004
Position: Chairman of the Board of Governors of Nyenrode University
Nationality: Belgian
Supervisory Directorships: Member of the Supervisory Board of Koninklijke Philips Electronics nv, RWE AG (Germany), DHV Group, Agfa-Gevaert nv (Belgium), Fraport AG (Germany) and Munich Re (Germany), Executive Board Member of De Persgroep nv (Belgium) and Member of the Advisory Councils of Guidant Europe nv (Belgium), Eli Lilly Holdings Ltd. (United States), Rabobank Nederland and Goldman Sachs Europe Limited (United Kingdom)

A.J. Frost (1957)
Appointed in 2001, current term until 2005
Position: Director Greystones Consultancy
Nationality: British
Supervisory Directorships: Non-Executive Director of Lowry Arts Centre (United Kingdom) and BBC Children in Need (United Kingdom)

A. Baan (1942)
Appointed in 2002, current term until 2006
Position: former Member of the Executive Board of Koninklijke Philips Electronics nv.
Nationality: Dutch
Supervisory Directorships: Member of the Supervisory Board of ASM International nv, Koninklijke Volker Wessels Stevin nv, ICI Ltd. (United Kingdom), the Port of Singapore Authority, Hesse-Noord Natie (Belgium) and International Power PLC (United Kingdom)

Corporate structure

Wolters Kluwer

Executive Board

Legal, Tax & Business Europe	Legal, Tax & Business North America	Legal, Tax & Business Asia Pacific	Health	Education
Revenues EUR 1,228 million/ USD 1,159 million	Revenues EUR 1,214 million/ USD 1,146 million	Revenues EUR 65 million/ USD 62 million	Revenues EUR 748 million/ USD 706 million	Revenues EUR 300 million/ USD 284 million
CEO J.M. Detailleur	CEO C. Cartwright	CEO W. van Zanten	CEO C. Ainsley	CEO H. Sterk
- The Netherlands - France - United Kingdom - Germany - Belgium - Spain - Italy - Scandinavia - Austria - Central Europe - Teleroute.com	- CCH US Publishing - Bankers Systems Inc. - CCH Legal Information Services - Aspen Publishers - CCH Tax Compliance - CCH Canadian	- CCH Australia - CCH Asia - CCH New Zealand - CCH Japan	- Pharma Solutions - Professional & Education - Medical Research - Clinical Tools	- Wolters-Noordhoff - Liber - Nelson Thornes - Bildungsverlag EINS - Müszaki - Wolters Plantyn - Jugend & Volk

Corporate Staff

Secretary to Executive Board	P. M. van der Torre
Senior Vice Presidents:	
Finance and Control	B.L.J.M. Beerkens (CFO)
Group Accounting	P.C. Kooijmans
Human Resources	M.H. Sanders
Business Development	C.J. Mellor

Graphics

Breakdown of revenues by cluster*

2002 (in %)


8
21
35
2
34

LTB Europe	35
LTB North America	34
LTB Asia Pacific	2
Health	21
Education	8

Breakdown of operating income (ordinary EBITA) by cluster*

2002 (in %)


7
17
31
1
44

LTB Europe	31
LTB North America	44
LTB Asia Pacific	1
Health	17
Education	7

Breakdown of revenues by media*

2002 (in %)


15
17
68

Electronic		32
	Internet/online	15
	CD-ROM/offline	17
Print		68

Geographical spread of revenues

2002 (in %)


4
1
46
49

Europe	49
North America	46
Asia Pacific	4
Other	1

* percentages excluding non-core activities and corporate office

Benchmark

EUR million	2002	2001
Revenues	3,895	3,837
Ordinary EBITDA	895	919
Ordinary EBITA	777	812
Ordinary EBITA margin %	20.0%	21.2%
Ordinary net income	453	436
Diluted ordinary earnings per share	EUR 1.52	EUR 1.54
Ordinary free cash flow	400	328
Diluted ordinary free cash flow per share	EUR 1.35	EUR 1.17

Wherever used in this report, the term 'ordinary' refers to benchmark figures before amortization of intangible fixed assets, results on divestments and exceptional pension charge. These figures are considered as key parameters to measure the underlying performance of our base business. These benchmark figures are presented as additional information and do not replace the information in the profit and loss account and cash flow statement. The term 'ordinary' is not a defined term under Netherlands or International Generally Accepted Accounting Principles.



Azafrán



Saffron, that unmistakable flavor in Spain's national dish 'paella', is a very precious commodity. No less than 300,000 flowers of the 'crocus sativus' are required to obtain a single kilo of saffron. Harvesting and processing the flowers is very delicate and precise work. The very best quality of saffron is obtained by picking the stamen of the flower (known as the saffron threads) from the calyx within ten to fifteen days after the crocuses have bloomed. As the flowers close later in the day, picking takes place exclusively in the morning, after which the stamen are dried on the same day.





Application Service Provider (ASP)

The success of the ASP solutions is largely attributable to the continuous exchange of knowledge and ideas among the group of people involved. This team is constantly working on improving and updating the service.

Atr3s supplies standard software applications to various markets: human resources departments and advisers in the field of tax, accountancy and salary administration. In its latest online products, Atr3s integrates software functionality with legal information and services. ASP solutions enable the customer to use online software applications on location.
If, for instance, a customer using the software requires assistance, he can click on a button to directly call up the Atr3s helpdesk which can then provide step-by-step coaching and support.
Similarly, if he needs to know more about the whys and wherefores of a certain calculation (e.g. a tax-deductible item), he can click on a button to obtain instant access to the legal explanation.
The application of ASP technology therefore makes it possible to seamlessly integrate both information and services with software applications.





Legal, Tax & Business Europe

Cluster

- Revenues of EUR 1,228 million
- Employing approximately 7,700 FTEs
- Operations in Europe

Our customers

Lawyers, tax experts, accountants, HR professionals, corporations and government agencies, and transport, banking, insurance and securities professionals.

Operations

- The Netherlands
- France
- United Kingdom
- Germany
- Belgium
- Spain
- Italy
- Scandinavia
- Austria
- Central Europe
- Teleroute.com

Competitive advantage

- Clearly defined markets
  Wherever we are market leaders, we are seeking to reinforce our number one position. And where we are still number two, we are aiming for market leadership.
- Local approach
  Keen understanding of local cultures and markets allows us to anticipate professionals' needs. Local companies are run predominantly by experienced nationals in tune with their country's markets and practices.

Strategic objectives

- Consolidate and expand our leading position within the core segments by delivering integrated content, software and services. This enables our customers to improve their efficiency, reduce costs and boost sales.
- Optimize operations by utilizing economies of scale and sharing available resources.
- Give strong impulse to growth and innovation through a coordinated publishing policy and cross-fertilization.

Report of the Executive Board

2002 – The next step in our transition

Wolters Kluwer has in recent years undergone a metamorphosis from a traditional 'paper-based' publisher to a multi-media electronic publisher with the ambition of being 'the essential knowledge company'.

Quality naturally remains our prime hallmark, but we have long since ceased to deliver this exclusively through print products. Many advanced solution-oriented electronic products and services have reinforced the reputation that we enjoy worldwide as a leading provider of information in a wide range of disciplines. This allows us to provide our customers with tailor-made products and respond to the needs of the growing information market.
Wolters Kluwer's relentless pursuit of excellence finds expression in its ambition to become 'the essential knowledge company'. In this endeavor we target a select group of customers: professionals ranging from accountants, lawyers, fiscal experts, bankers, insurers and stockbrokers to healthcare practitioners, HR officers, public sector officials, teachers and students. We will continue to drive our efforts worldwide to provide these professionals with the high-quality tools they need to empower their talents, deepen their knowledge, increase their productivity and improve the quality of their work.

The structure of our company supports our ambition to pursue continued growth. Our operations are organized around three core business areas: Legal, Tax & Business, Health and Education. These are grouped into five clusters. This cluster structure is designed to achieve better coordination and cooperation between businesses operating in the same area. Our employees thus enjoy unlimited access to the knowledge available within the group and are able to benefit from the experiences of their colleagues.
These are our objectives:

- Maintain and expand our customer base
- Reinforce our worldwide leadership in our areas by delivering high quality information, software and services
- Accelerate electronic delivery on a limited number of platforms
- Develop new, innovative products and services
- Extend our legal and regulatory activities into new growth accelerators such as the banking, insurance and securities industries
- Achieve a solid financial performance.

Our five business principles

Wolters Kluwer is constantly seeking to strengthen its leading market positions and exploit opportunities in new growth markets. Our five business principles inform and guide the policies and practices of the group, the clusters and the businesses.

- *Operational excellence*
Wolters Kluwer is constantly working to improve the quality of business processes. We also strive to translate best practices and successfully developed products and services into other markets.
- *Portfolio review*
The world of our customers is constantly changing, so we must change with them to maintain and strengthen our leading positions: with an eye for new opportunities and new growth markets, but also for strategically weaker positions or products that are nearing the end of their life cycle. Where necessary activities are expanded or divested, so that we can continue to focus on the markets offering us the best opportunities.
- *Investing in smart information tools*
Information remains the key to our success. Internet-related services and software are now an integral part of that information. We continue to allocate funds to the development of electronic products and acquire software-related businesses wherever necessary to strengthen our position.
- *Fostering entrepreneurship*
Entrepreneurial leadership is a central concept at Wolters Kluwer. Our organization consists of solid profitable businesses that exchange knowledge, stimulate creativity and reward good ideas. Moreover we often work in small professional teams that benefit from a large measure of independence to achieve optimal customer focus.
- *Leveraging scale*
Wolters Kluwer is eager to achieve synergetic advantages and thus effectively harness the scale, scope and resources of the entire company. Each and every process is guided and controlled from the cluster, which significantly promotes the successful launch of new products and services.
These synergetic advantages result in cost reductions which also ultimately benefit our customers.

Strategic milestones in 2002

In 2002 further steps were taken to bring the transition process initiated two years earlier to a successful conclusion. We therefore remain as confident as ever that our objectives for the coming years will be met.

• Optimizing the management structure

- *Executive Committee* The top management structure was reorganized to achieve greater efficiency and effectiveness. Beginning May 2003 the CEOs of the four largest clusters will report directly to the Chairman of the Executive Board and the current portfolio model will thus be abandoned. This set-up does better justice to the responsibility of the cluster as a central organizational unit. In addition, the Executive Board, together with the cluster CEOs and the corporate Senior Vice Presidents, will form a new Executive Committee. This body will act as a sounding board for the Executive Board, while also addressing topics of group-wide interest, such as technology, administrative processes and human resources. By the close of 2004, we will have reduced the Executive Board to three members.
- *Pricing Project* The migration from paper-based to electronic products and the increase in product/media combinations make a good pricing strategy imperative for Wolters Kluwer. In response to this need, Wolters Kluwer organized a seminar on pricing strategy in 2002. The central theme was to highlight the many ways in which pricing could be approached in the context of an overall product strategy. Several pricing pilots were conducted to solve specific pricing issues.
- *1 to 1 Marketing* Following the 1 to 1 marketing project LTB Europe and Asia Pacific initiated the implementation of CRM systems (customer relationship management) using a practical, step-by-step approach. These systems cover all marketing and sales activities. The ultimate goal is to excel in the identification of an individual approach to customers. By achieving differentiation according to specific needs and regular 1 to 1 contact, products and services can be constantly fine-tuned and customized to the wishes of individual customers. These projects are important building blocks for our future organic growth.
- *Cockpit Project* In 2002 this project was further developed with a view to accelerating and monitoring essential internal and external information flows. The focus of these information flows is not confined to financial figures but also extends to vital performance indicators and management information. As a result, top management will in the future be able to take faster decisions on the basis of extremely up-to-date, detailed and uniform information. The year 2002 closing has already been considerably accelerated, leading to fast and extensive reporting of the preliminary figures at the end of January 2003.
- *Corporate Branding* In 2002 Wolters Kluwer updated and expanded its brand strategy. This brand strategy reinforces the ties between the group and the individual businesses, both internally and externally. The Wolters Kluwer label will be attached to the existing brand names to provide enhanced support and appeal in markets around the world. A refreshed logo, forming part of the new house style, will be launched together with the new brand strategy on April 1, 2003.

• Portfolio review

In an information-driven world that is in constant motion, investing in new electronic products and services remains absolutely essential. At the same time, strategic choices must be made in the existing product portfolios. A lot of work has gone into redefining the portfolios and identifying activities that no longer belong to the core activities. Businesses assigned 'non-core' status have been, or will be, divested.

- *Legal, Tax & Business Europe* The growth strategy of LTB Europe – our largest cluster with revenues in excess of EUR 1.2 billion – was given further shape. The cluster targets the growth potential of six professional customer segments: legal, transport, fiscal/financial, human resources, public & governmental administration, and health & environment. Within these customer segments LTB Europe either has – or is seeking to acquire – a leading position and will reinforce its existing market leadership wherever possible. Prominent businesses have been acquired to further this aim: a list of the most important acquisitions is given on page 17.

Various businesses within the cluster were identified as non-core activities as a result of the portfolio review. One important consideration when divesting activities, apart from an acceptable price, is that the new owner provides a suitable home for the people as well as the activities. Bohn Stafleu Van Loghum – the Dutch-language multi-media medical publisher, with revenues of EUR 30 million and 130 staff – was sold on these conditions to PCM Algemene Boeken (PCM Uitgevers). A provisional contract for the sale of the Dutch-language professional publisher ten Hagen & Stam (revenues of EUR 100 million, 600 staff) has been signed with Sdu Uitgevers.

- *Legal, Tax & Business North America* The North American cluster continued its portfolio management efforts in 2002 in order to divest low potential product lines and improve focus on key customer groups. Aspen Publishers, for example, divested several non-core activities in health administration in order to concentrate more fully on the legal market. In order to advance its strategy to better serve its core markets, LTB North America plans in 2003 to realign its business units by key customer groups, accelerate development of integrated products and create a shared services infrastructure for technology, operations and administrative functions. LTB North America will create four new customer focused units to serve tax and accounting, legal, financial institutions and corporate legal services markets. The cluster will de-emphasize and in some cases divest activities that do not align with its core strategy.
- *Health* The new growth strategy announced in the previous annual report – to secure world leadership in medical information for professionals – is currently in the process of implementation. The cluster now consists of the following units: Pharma Solutions, Professionals & Education, Medical Research and Clinical Tools. The adoption of a strong focus on the world market for English-language medical information for professionals was a major strategic step and gives Wolters Kluwer an excellent starting position to win market leadership. Health will use its traditional activities as a launch pad for expanding its electronic activities in the health market (databases and clinical tools). Ovid, the leading supplier of prestigious publications in the medical market, has secured an important position as the primary online platform for medical practitioners. Ovid continues to expand its offerings with new content and functionality to meet the ever-changing needs of our customers.
  The cluster strategy also meant that we had to part ways with Kluwer Academic Publishers (revenues of EUR 150 million and over 600 staff), which focuses exclusively on the general scientific market. The Health cluster's new direction entails that this business no longer belongs to the core activities. Two venture capital companies, Candover and Cinven, acquired Kluwer Academic Publishers (including management) for EUR 600 million. This sale marked an important strategic step in the realignment of the portfolio.
- *Education* A new program for organic growth was also put in place for this cluster. Though the traditional paper-based publications will continue to belong to our activities, the focus on the European educational market will be widened. Product development and acquisitions in new market segments, such as 'e-learning' for schools and businesses, form an integral part of the new strategy. In this connection the UK-based Moorhouse Black, a leading provider of distance learning services for educational institutions, was taken over in 2002. The company is now part of Nelson Thornes, our British educational publisher. This strategy allows us to tap into new customer groups – such as businesses (vocational training), parents (testing for children) and individual students (lifelong learning). Special 'research & development' teams have been set up within our most important businesses.

• Investing in smart information tools

- *Electronic revenues* Wolters Kluwer generates more than 30% of its revenues (core activities) from 'electronic products' (Internet and CD-ROM) – this splendid result is in line with our target set in 2000 that lays a solid basis for the future. Our CD-ROM products are still immensely popular among European customers, while customers in North America tend to favor Internet-related products. This cluster consequently generates 'Internet revenues' of EUR 240 million, representing 20% of the total cluster revenues. The figures for LTB Europe are EUR 64 million and 5% respectively.

- *Acquisitions* In 2002 Wolters Kluwer acquired more than 30 companies that are virtually all active in the field of workflow software and smart information tools. These generate total revenues in excess of EUR 160 million per year. Most of the acquired businesses are growing faster than the market and have a joint profitability that is at least equal to that of the group. The most important acquisitions in brief:
  Medi-Span (Health, United States) Supplier of electronic drug data and clinical information for doctors, pharmacies, hospitals, system vendors and health insurers in the United States
  ABG Professional Information (LTB Europe, United Kingdom) Commercial publishing arm of the Institute of Chartered Accountants in England and Wales (ICAEW), Europe's largest accountancy institute
  Uniform Information Services (LTB North America, United States) Compliance related services for the property and casualty insurance industry
  Intercounty Clearance Corp (LTB North America, United States) Provider of services for filing and retrieval of public information for legal and financial markets
  Artel Software House (LTB Europe, Italy) Workflow tools for fiscal and financial advisers and accounting software for medium and small-sized businesses
  Val Informatique (LTB Europe, France) Workflow software provider in the health, safety and environment market
  Ciceron (LTB Europe, France) Workflow software for audit and accountancy firms and in-house corporate legal departments
  AnNotext (LTB Europe, Germany) Hardware and workflow software for lawyers
  Moorhouse Black (Education, United Kingdom) Distance learning services for schools
- *Extra (Internet) product development*
  Wolters Kluwer projects itself as 'the essential knowledge company' and we deliver on that promise. Over the past three years some additional EUR 250 million was committed to extra Internet product and infrastructure development. The aim is to transform the company and to realize higher organic growth. These extra investments are bearing fruit with new products already contributing to revenues. Though the 2002 reporting year marked the end of the program, we will continue to improve and expand our electronic infrastructure and product lines in order to provide customers with leading-edge information supplemented with electronic services.

• Fostering entrepreneurship
- *Organic Growth Project* This worldwide initiative is aimed at maintaining an ongoing inventory of growth opportunities and improving the organization's growing power. To further this aim, projects have been started up at all businesses in the Education cluster, Croner.CCH (LTB Europe), LTB Asia Pacific, Pharma Solutions (Health) and CCH LIS (LTB North America).
- *Reward Programs* As announced last year, we have given our top managers financial and operational scope to work towards the future. The results achieved in terms of organic growth over a longer period of time will be remunerated through a variable reward system. The financial incentive program (bonuses, options) will be rebalanced.

• Leveraging scale
  In the reporting year Wolters Kluwer again adopted global hardware and software licenses with a view to standardization and cost efficiencies.
  For instance, within the Health cluster the role of Ovid as the primary online medical platform was further expanded. All of the cluster's divisions can distribute their electronic information via this platform. The LTB Europe cluster, for its part, devoted a lot of energy to the implementation of a standard technology for a European Internet Platform in order to enable the cluster businesses to deliver their leading-edge information to customers via the Internet. The medium-neutral storage program has been intensified and the online databases have been made accessible through a single portal.

Socially Responsible Entrepreneurship

Wolters Kluwer has a well-established reputation as one of the world's leading publishers in the fields of legislation, health and education. As such, socially responsible entrepreneurship goes to the heart of our business at every level. Our staff and our customers are our most precious asset. We endeavor to work side by side with them in a truly humane and sustainable manner with respect for local practices and customs.

While our company has invariably adhered to the highest ethical standards of business, we felt it would be appropriate to enshrine our socially responsible stance in an explicit code of conduct as well.

As part of our ambition to be 'the essential knowledge company', further shape will be given in the course of 2003 to Wolters Kluwer's company values. The explicit formulation of our company values is primarily intended to strengthen our internal cohesiveness. These values, in other words, are an accurate reflection of what binds us together. This will enable Wolters Kluwer and its employees to position themselves more powerfully and uniformly vis-à-vis the customer.

We therefore find it only natural to provide funding to organizations with which we feel a common bond. We also demonstrated our goodwill and solidarity by providing financial aid to victims of the disastrous flooding in Central Europe, just as we supported the victims of the terrorist attack on the World Trade Center in New York in 2001. Moreover, a string of projects, both small and large, are being sponsored at local level to give visible and tangible expression to our role as a global citizen.

Wolters Kluwer is also widely known as a highly environmentally friendly company and aims to further reinforce this image by placing continued emphasis on the development of electronic products and services as substitutes for paper-based products. In this way, we will reduce our impact on the environment even further.

Rivet



What can be done about the tearing pockets of miners' overalls? Back in the days of the Gold Rush, this led to a genuinely golden find. One imaginative tailor, Jacob Davis, hit on the idea of strengthening the trouser pockets with small copper nails (rivets). He then applied for a patent together with textile trader Levi Straus and the patent was granted on 20 May 1873 under number 139.121. And so jeans became a truly 'riveting' fashion item. For though denim trousers were not new in themselves, it was the rivets that transformed them into the huge success that remains until this very day.



Wolters Kluwer

Legal, Tax & Business North America

Cluster

- Revenues of EUR 1,214 million
- Employing approximately 6,400 FTEs
- Operations in North America

Our customers

Lawyers, tax experts, accountants, HR professionals, corporations and government agencies, and banking, insurance and securities professionals.

Companies

- CCH US Publishing
- Bankers Systems Inc.
- CCH Legal Information Services
- Aspen Publishers
- CCH Tax Compliance
- CCH Canadian

Competitive advantage

- Leading market position
  The cluster holds leading market positions, either one or two in market share, in most of the markets in which it competes. The LTB North America business units own the leading brands in their markets and hold reputations for high quality content, software and service products. Our products connote trust, quality and reliability.
- Individual approach
  A clearly defined portfolio – fully focused on the broader practice needs of our customers – allows us to develop compelling products that improve compliance, productivity or operational and financial risk management.

Strategic objectives

- Reorganize cluster assets around key customer groups to unlock innovation, product development and growth.
- Deliver next generation of broad, integrated research and workflow products that enhance compliance, productivity and risk management.
- Create shared services infrastructure to gain efficiencies in technology development, back office operations and administration.

ProSystem *fx* Tax

An innovative team of people is responsible for the development and constant renewal of successful products. By virtue of their efforts, ProSystem *fx* Tax has grown into the most popular tax preparation software among tax and finance professionals. Customers appreciate the high quality, accuracy, wide range and broad foundation of the ProSystem *fx* products.

ProSystem *fx* Tax is an important pillar of CCH Tax Compliance. ProSystem *fx* Tax for Windows is a powerful system that provides full capabilities for all types of tax returns in the United States. It also provides seamless integration with a suite of client and office management tools, helping firms automate the flow of information in their office.







Financial developments in 2002

The transformation of Wolters Kluwer into an all-round publisher providing information, software and services is in full swing. Non-core activities have been divested and core activities have been reassessed on their financial performance and growth potential.

Transparent reporting

Wolters Kluwer aims to achieve even greater transparency of financial information in the near future. We are taking this step in early compliance with the International Financial Reporting Standards that will become effective for us in 2005. Key concerns here are to give insight into the accounting treatment of goodwill and other intangibles, staff options, pension funding shortfalls (where applicable) and revenues of electronic products and services. Similarly, we will also be introducing first and third-quarterly trading updates in 2003 – alongside the existing yearly and half-yearly results – ahead of the envisaged adoption of statutory quarterly reporting.

Profit and Loss Account

Revenues in the year under review increased by almost 2% to EUR 3,895 million (+4% at constant currencies). Operating income before amortization of intangibles and before the exceptional pension charge (ordinary EBITA) decreased by almost 4% from EUR 812 million to EUR 777 million (1% at constant currencies). Partly due to the substantial expenditures on product development that are not capitalized, the ordinary EBITA margin narrowed slightly from 21.2% (2001) to a still robust 20.0%. At some business units, particularly in the United States, the margin fell under pressure from the economic developments.

Our benchmark, profit defined as 'ordinary net income before amortization of intangible fixed assets and exceptional pension charge' rose from EUR 436 million (2001) to EUR 453 million (almost 8% at constant currencies, 4% in EUR). Due to the dilutive impact of stock dividend, exercised and granted stock options and the convertible issued in the fall of 2001, the 'fully diluted' earnings per share based on the weighted average number of shares was EUR 1.52 (2001: EUR 1.54). Undiluted, the earnings per share figure increased to EUR 1.59 (2001: EUR 1.55). Organic revenue growth for full-year 2002 was a modest 1% and we foresee no marked improvement in 2003. Though we have successfully launched many new products and services, the traditionally successful 'loose-leaf publications' are in decline, which is resulting in modest overall organic revenue growth for the group. The economic climate is challenging, which is why some of our customers need to be cautious in the near term. At the same time, strenuous efforts are under way to lay the foundations for future organic growth through specially formed project groups.

In 2002, we continued to pursue an active acquisition program aimed at complementing our portfolio while also strengthening our leading position in information, software and services. More than 30 acquisitions were made in total. The acquired businesses are giving Wolters Kluwer a strong revenue boost generating combined annual revenues in excess of EUR 160 million. In the year under review, the acquisitions contributed over 4% to our revenue growth and almost 5% to ordinary EBITA.

Revenue breakdown

The revenue emphasis shifted further towards 'electronic revenues', which accounted for 32% of total revenues in the year under review (2001: 29%). Our electronic products clearly have a vital part to play in our future success. Looking at the individual units, we see that CD-ROM revenues (of the core business) advanced almost 4% while Internet revenues surged by as much as 31% for the core (of which 20% organic) to EUR 469 million. We thus met our target of 30% of revenues via electronic products in 2002. About 13% of our revenues are now being realized through the Internet. We expect our strong internet-based products and services to continue growing in the coming years.

Changes in market preferences caused the share of print products in total revenues (of the core activities) to diminish: from 71% (2001) to 68% (2002). 'Print' is, and will for some time, remain our most important revenue and cash generator.

Subscriptions account for more than 60% of total revenues and for even more than 80% of electronic revenues. Our income from advertising (excluding non-core activities) – representing a mere 4%

(2001: 5%) of total revenues – remained steady despite the economic downturn. The share of advertising income in revenues dropped due to the sale of Bohn Stafleu Van Loghum (healthcare publications) in the LTB Europe cluster.

Innovation is at the root of sustainable growth. We therefore once again engaged talented professionals. This was one reason why staff costs increased. Personnel costs excluding exceptional pension charge increased 4%. We recently initiated a cost control program to reverse the trend of rising staff costs relative to revenues, naturally without compromising the acceleration of organic growth.

Revenues

EUR million	2002	In %	2001*	In %
Internet	469	13	359	10
Other online	51	2	52	2
Subtotal	520	15	411	12
CD-ROM	602	17	578	17
Total electronic products	1.122	32	989	29
Print	2.433	68	2.448	71
Total core activities	3.555	100	3.437	100
Non-core activities	340		400	
Total	3.895		3.837	

* Figures 2001 restated for non-core activities.

Acquisitions

We are keen to strengthen ourselves with rapidly growing software firms and service providers: businesses that complement our activities as a content publisher. As noted, we executed more than 30 acquisitions of varying sizes in the course of 2002 (annualized revenues over EUR 160 million). Businesses are only attractive to us if they offer added value in terms of strategy, market region, product offering and competitive edge. Above all, they must have potential for organic growth. Other criteria are the level of operating profit and return on invested capital (relative to the weighted average cost of capital).

Our customers are increasingly benefiting from our software and services to boost their productivity and effectiveness. We see ample opportunities for satisfying this growing demand. One means is through acquisitions, so more software and service companies will be taken over in the coming years. Our acquisitions in 2002 demonstrate that we have a fine nose for finding companies that fit our strategy and are able to acquire these on acceptable terms.

Although substantial funding is available for strategic acquisitions, careful attention will be given to maintaining our credit rating. This could result in a modest acquisition program for the year 2003.

Results on divestments

The revenues of the non-core activities / businesses being divested fell 15% to EUR 0.3 billion. The sale of non-core activities has been largely completed. Kluwer Academic Publishers and Bohn Stafleu Van Loghum have now been divested. The sale of both ten Hagen & Stam and ISBW is nearing completion. The total divestments in 2002 accounted for annual revenues of about EUR 0.2 billion (including Kluwer Academic Publishers and Bohn Stafleu van Loghum). The total gross proceeds of the divestments realized in 2002 amounted to EUR 314 million. This resulted in a net book profit on divestments of about EUR 303 million.

Tax Charge

In the year under review the benchmark tax charge worked out at 27.1% (2001: 30.8%), which is partly due to the utilization of the fiscal facilities of the Dutch group-financing regime (CFA regime). The decision of 18 February 2003 of the European Commission regarding the action taken against the provision of state support under the CFA regime means that Wolters Kluwer can make use of this regime until 31 December 2008.

Cash Flow

The cash flow from operations decreased by EUR 100 million in the financial year, particularly due to a lower ordinary EBITA and an unfavorable movement in the working capital.

The cash flow from operating activities (i.e. excluding proceeds from divestments) ran to EUR 575 million (2001: EUR 550 million). This increase was mainly attributable to the lower paid corporate income tax and lower financing costs. These items were amply sufficient to compensate the negative autonomous movement of the working capital.

The 'ordinary free cash flow' (the most important benchmark in this context) provides insight into the cash flow from operating activities that is available for dividend payments, debt redemption and acquisitions, after deducting the required net investments in fixed assets and the release of acquisition provisions. This benchmark increased EUR 72 million to EUR 400 million, mainly due to the higher cash flow from operating activities and lower utilization of acquisition provisions.

Movements in working capital (excluding the impact of exchange rates and acquisitions) were negative. The most important factors were the higher accounts receivable (particularly in several countries in LTB Europe) and higher stocks/inventories (particularly in the Education cluster).

Net investments in fixed assets fell EUR 4 million (2001) from EUR 151 million (2001) to EUR 147 million (2002).

Balance Sheet

The net interest-bearing debt position decreased from EUR 2.8 billion (2001) to EUR 2.7 billion. Approximately 75% of the total interest charge is payable in US dollars. Some 75% of our total debt (year-end 2002) was fixed-rate while 25% of the obligations was floating-rate. The average interest rate in 2002 amounted to approximately 5%. Our current credit ratings are: 'A3/stable outlook' from Moody's and 'Single A minus' from Standard & Poor's.

Our non-European assets (particularly the US dollar) are in principle hedged by non-euro loans and/or financial instruments. At 31 December 2002 about 25% of our US dollar assets were matched in the same currency. Early in January 2003, the decision was taken (and action was undertaken) to increase this percentage gradually to 60% by means of hedge transactions.

The weighted average number of ordinary shares issued amounted to 284.3 million due to stock dividend, exercised stock options, and repurchased shares. On a 'fully diluted' basis, the number worked out at 314.6 million, including both the expected issue of shares in connection with the stock option scheme for over 500 of our top managers (worldwide) and the potential issue of shares on account of the convertible placed in the fall of 2001. The total number of outstanding shares was 285.4 million on December 31, 2002. The market capitalization worked out at EUR 4.7 billion (2001: EUR 7.2 billion).

Intangibles

Goodwill – the difference between the cost of acquisitions and the fair market value of the acquired identifiable assets less liabilities – decreased relative to 2001. The most important reasons were negative currency differences, amortization and divestments.

In the year under review we again performed impairment tests. The aim of these is to assess whether the book value of the acquisitions relating to intangible fixed assets do justice to the current value, which is determined by calculating the present value of the future cash flows (estimated by management). If the current value is lower than the book value, full impairment is applied in the profit and loss account.

In 2002, an amount of EUR 87 million was charged to the profit and loss account. Unfavorable developments and conservative projections of companies active in content aggregation and the newsletter market primarily caused these permanent value diminutions. A permanent value diminution was also booked for business activities in the cluster Health that are discontinued.

Pensions and similar obligations

In preparation for the introduction of the IFRS, all pension and similar schemes have been analyzed. The central question was whether the scheme is based on defined contribution or defined benefit. With defined contribution schemes, Wolters Kluwer pays a pre-determined amount and is under no legal or constructive obligation if the accrued assets prove insufficient to pay out the pensions. All other schemes are defined benefit.

Of the total staff – year-end 2002: 20,833 employees – about 6,000 employees turned out to have a defined benefit pension scheme. In addition about 10,000 former employees and retired people participate in these schemes. These schemes are applicable in such countries as the United States, the United Kingdom, the Netherlands and Belgium.

The defined benefit schemes came under particular scrutiny as these expose Wolters Kluwer to obligations and risks that are strongly dependant on economic developments. Pension obligations and pension assets are stated at market value.

Dutch legislation stipulates that the company must set aside a provision for any shortages of assets versus liabilities as at balance sheet date. In this connection, the obligations must be calculated on the basis of the rights accrued by the participants at balance sheet date. An investigation revealed a total shortfall of EUR 98 million in this respect.

In the United States there are frozen pension schemes of acquired US companies. One of these schemes (CCH US Pension Fund since 1996) shows a negative assets-liabilities balance of EUR 80 million (USD 76 million).

The United Kingdom and Belgium showed deficits of EUR 16 million and EUR 2 million respectively. The shortfalls resulted from contracted stock markets and falling interest rates over 2002. No under funding was found in respect of the other schemes.

On prudential grounds, the entire shortfall from the United States, the United Kingdom and Belgium of EUR 98 million was charged to the result of 2002. This means that Wolters Kluwer had made full provisions at year-end for its outstanding pension obligations as at balance sheet date.

A project group has been set up to establish how Wolters Kluwer can minimize the future risks and obligations. Concrete steps will be taken in the course of 2003.

Dividend policy

In line with previous years and indicating our strong belief in the future of the company, we decided to allow our shareholders to choose between cash or stock dividend. With the latter option, the dividend can be re-invested. On the basis of a payout ratio of about one third of the benchmark 'ordinary net income before amortization of intangible fixed assets and exceptional pension charge' we propose to distribute a dividend of EUR 0.55 (2001: EUR 0.53) per share for the financial year 2002.

Our dividend proposal will be put to the Annual General Meeting of Shareholders on April 16, 2003, after which the shareholders will be asked to make their choice known. The stock dividend will be set on April 25, 2003 (after close of trading). The dividend will be payable from April 29, 2003.

Investor Relations and Corporate Communications

Institutional investors hold the majority of the (depositary receipts of) shares. US investors had an interest of 46% in our company in 2002 (2001: 45%), while European shareholders jointly held an interest of 54% (2001: 55%). A full breakdown of the geographical spread of shareholders is provided on page 55.

All stakeholders – employees, shareholders, customers, media and the public at large – rightly demand complete transparency of our activities. They want to know more about our business management, strategy and activities. We are happy to comply with this wish. In fact: as one of the world's leading publishers and information suppliers, Wolters Kluwer seeks to be as open as possible.

In 2002, we further intensified our contacts with both the media and financial analysts. The dialog is open and constructive. We are doing everything in our power to provide more thorough insight into our strategy, activities and financial results. One noteworthy example was the 'Health Day' in Philadelphia where the Health cluster's new strategy was explained at length to an audience of US and European analysts and asset managers. Also in attendance were the CEOs of the various businesses within the cluster to cast light on all the initiatives currently being pursued.

Risk profile

We serve professionals in information-intensive sectors, often on a subscription basis. Our products and services are crucial to the professional groups. This means that we cater to relatively stable markets with a strong and constant need for up-to-date information, particularly in the rapidly evolving fields of regulation and compliance (fiscal, legal), learning (education) and science (medical). Our portfolio consists of information, software and services with a high added value – often protected by copyright or patent. Our portfolio is balanced in terms of both markets and geography. The result is a healthy diversification of risks.

Our business model is based on recurring revenue streams and upfront payments (large subscription base). Additionally, advertising income represents only a small part of the portfolio. Our investments in fixed assets are rising as a result of investments in IT and software firms, but our activities generate a correspondingly substantial cash flow. Our portfolio is built around a broad-based and well-balanced range: print, electronic and services.

Outlook for 2003

Our focus on sustainable growth means that we continue to make long-term investments in product development, alignment of the organization and infrastructure, despite the fact that we do not see a short-term improvement in the external trading conditions. Hence, we expect our ordinary net income to be more or less in line with 2002. However, due to the divestments of non-core activities the benchmark ordinary net income measured at constant currencies may be up to 6% lower than the EUR 453 million realized in 2002.

'Forward-Looking Statements'
This annual report contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.


ongket



'Songket' – literally cloth of gold – is widely admired as one of Malaysia's most important cultural treasures. Wearing the 'golden' cloth was the exclusive privilege of nobility. In times gone by, one could learn the wearer's descent and status from the colors and motifs for which nature often served as the source of inspiration. Today the hand-woven fabrics are used to make all sorts of luxury accessories and garments that are worn during traditional ceremonies. This noble weaving craft is still passed on from generation to generation.






ProSystem *fx* Engagement

This project, which brought together our employees from Malaysia, Singapore, Hong Kong and the United States, is an excellent example of how we make optimal use of our global portfolio in our increasingly borderless world helping to bring better working methods to our customers.

CCH Malaysia is building on its print heritage and is currently at the forefront of software tools in Asia. Working with CCH Tax Compliance in the United States, CCH Asia developed a localized Malaysian version of ProSystem *fx* Engagement, (workflow software tool for auditors).

Wolters Kluwer

Legal, Tax & Business Asia Pacific

Cluster

- Revenues of EUR 65 million
- Employing approximately 600 FTEs
- Operations in Asia Pacific

Our customers

Legal and tax professionals

Small and medium businesses

Operations

- CCH Australia
- CCH Asia
- CCH New Zealand
- CCH Japan

Competitive advantage

- Defined market
  Servicing emerging countries from well-established markets.
- Customer-specific approach
  Wide range of customer-specific information sources, software and services.

Regional scope

Benefit from the regional scale of the cluster, for instance through sharing available resources – such as business expertise and techno-logical infrastructure – while retaining local appeal.

Strategic objectives

- Provide the number one source of knowledge, information and services for professional customers.
- Help our customers enhance their level of knowledge – irrespective of how, where or when this information is required.
- Develop organic growth in our core markets by increasing and widening the level of service, notably in the field of software development.
- Achieve maximum leverage from the scale and scope of the cluster's operations.

Human Resources

Human Capital

Wolters Kluwer is a multicultural company, employing some 20,000 people at a large number of businesses in more than 25 countries. In striving to meet our customers' needs – high-quality products and services in a format of their choice – we rely heavily on our human capital. Our people are our fundamental source of innovation. They are also the ones who develop our product range with the aid of new and advanced technology. By listening to customers and anticipating changes, our people constitute the most important link in realizing our ambition: to grow into 'the essential knowledge company' and thus enable our customers to achieve greater productivity.

A constantly innovating enterprise needs people with astute business acumen; people who can take calculated risks and are 100% motivated. In our recruitment effort we are therefore looking for versatile talent: intelligent people who thrive in a working environment driven by results, accountability, customer focus, integrity and teamwork. The characteristics we are looking for are: energetic, positive, dedicated, self-starting and open-minded. Call that demanding if you like but we believe that 'setting the bar high' has great motivating power.

This, of course, is a two-way process. Talent feels at home in a professional environment where there is room for personal initiative and exploring new directions. Faced with the constant challenge to provide such a working environment, Wolters Kluwer maintains short communication lines and encourages the free exchange of ideas – both with colleagues and customers. We have a reputation for rewarding passion and commitment and for entrusting people – at a very early stage in their career – with considerable responsibilities. We are convinced that nobody is as well informed as the people who are actually working 'hands-on'. They, after all, are the ones who are aware of the need for 'customer intimacy' and empathize with the customer to understand exactly what he or she wants and needs. We also know that publishing is a 'people business'. And that internal synergy – the concentration of everyone's capabilities at all levels – is the key to success. That's why we deliberately create an open atmosphere centering on entrepreneurship and customer focus. Fast responsiveness and enabling people to get on with the job, rather than spending time explaining why certain things haven't happened, are an integral part of this.

We are committed to fostering an environment with a proper work-life balance supported by flexible working hours. Togetherness is a much-cherished value at Wolters Kluwer. And that's something every staff member notices when we celebrate yet another success or milestone. Fun in the workplace is inconceivable without opportunity for advancement. So Wolters Kluwer naturally offers its people excellent career prospects.

Nothing is static and motion is a must. This holds true for our organization – and certainly for our people. We consider ourselves fortunate that our people find enjoyment in learning. Ours is the task to provide an adequate program for this – on the job and through our own Wolters Kluwer University. It is by virtue of the ongoing professionalization of our people that we can stay ahead of the competition. So it goes without saying that we invest in staff training to improve their knowledge and skills. This is not limited to financial support but also includes facilities for (partial) training during working hours. In addition, we encourage management to help staff formulate their learning objectives.

Wolters Kluwer University

Internal training programs enable our people to acquire new skills and develop their talents. Training and education programs are delivered at the Wolters Kluwer University, which was set up in conjunction with the University of Kellogg (United States) and Nyenrode University (Netherlands). We aim to offer everyone within Wolters Kluwer a challenging career with ample opportunities for growth and personal development as well as a competitive reward package.

More than 200 managers followed specific courses: Pricing Strategy, 1 to 1 Marketing and Project Management (Prince 2 method). The competitive power of our operating companies has thus been strengthened. Via the Internet we offer training modules for operational skills in many different disciplines.

In total, about 1,600 active students within Wolters Kluwer are making use of these e-learning facilities. This figure shows that our people feel committed to the company and are keen to actively help us build innovation and organic growth.

Management Development

In 2002 we again organized management development training courses together with the Ashridge business school in the United Kingdom. The themes were 'creating value for customers' and 'management' (operational excellence).

We expect our managers to act as mentors, helping their people to further their careers and develop their personal potential. In other words: a good mentor stimulates the intellectual and creative growth of his or her people. That is what determines the expansion of our company. We want to be able to build on each other's experience and learn from each other. Now and in the future.

European Works Council

The elections for the European Works Council were held in mid 2002. In April and November, the Executive Board met with the European Works Council and discussed such matters as organic growth and technological strategy in an open and constructive atmosphere.

Corporate Governance

On March 11, 2002 – prior to the Annual General Meeting of Shareholders 2002 – our amended Articles of Association entered into force, thereby terminating the voluntary application of the structure regime ('structuurregeling'). One consequence is that the Supervisory Board no longer appoints its own members and the members of the Executive Board. In the new situation, that power rests with the General Meeting of Shareholders. The Supervisory Board will nominate the candidates. The abolition of the structure regime also means that the General Meeting – instead of the Supervisory Board – is authorized to adopt the financial statements.

There is another essential element in the new Articles of Association: depositary receipts will become fully exchangeable into ordinary shares. This means that holders can exchange their depositary receipts without limitation, irrespective of the percentage of shares held after the exchange. In this connection the trust conditions of the Wolters Kluwer Trust Office ('Stichting Administratiekantoor Wolters Kluwer') were also altered. Under these new conditions and the new Articles of Association of the Trust Office, holders of depositary receipts can also obtain a voting proxy for an unlimited number of depositary receipts from the Trust Office. Under the old Articles of Association and trust conditions, both the exchangeability of depositary receipts and the granting of voting proxies was restricted to a maximum of 2% of the issued share capital. The new trust conditions stipulate that the Trust Office must exercise its voting rights with due regard to the interests of the holders of depositary receipts alongside those of the company, and its affiliated companies and all other stakeholders.

We consider the continued issuance of depositary receipts a matter of importance. After all, if no depositary receipts were issued, a shareholder owning a relatively small interest could have dominant influence in the decision-making process at the General Meetings. This, we believe, would not be in the interests of the company, its affiliates and all other stakeholders. Nor would it be beneficial to the continuity of decision-making. We think that the right balance has thus been struck between the interests of the individual holders of depositary receipts and the continuity of decision-making.

As the depositary receipts are fully exchangeable, the Wolters Kluwer Preference Shares Foundation ('Stichting Preferente Aandelen Wolters Kluwer') – in conformity with appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv – can exercise the option on preference shares up to 100% of the number of issued ordinary shares. The underlying purpose is to give the Executive Board sufficient time to study proposals thoroughly and to compare these with alternatives. We are convinced this best serves the interests of shareholders and depositary receipt holders. The Executive Committee of the Wolters Kluwer Preference Shares Foundation consists solely of persons who are not associated with the company.

In the advertizement calling the Annual General Meeting of Shareholders of April 16, 2003, the Executive Committee once again made use of the possibility to set a record date. Individuals and institutions holding shares or depositary receipts on the record date are entitled to attend the General Meeting and exercise their rights there – irrespective of whether they still hold the shares or depositary receipts on the day of the meeting.
The option of setting a record date is included in the new Articles of Association.

Further to a question at the previous General Meeting, the decision was taken to grant automatic voting proxies to all attending holders of depositary receipts. The number of those entitled to vote will thus increase and the procedure for requesting a voting proxy, which some holders of depositary receipts considered complicated, will be abolished.

During the General Meeting of April 16, 2003 it will be proposed – as in the two previous years – to restrict the Executive Board's power to issue shares, both in time and in quantity.

On January 1, 2003 Wolters Kluwer issued new regulations on inside information. Apart from changes required by new legislation, certain existing provisions were made more stringent. In addition, the number of people falling within the stricter rules has been expanded. One of the provisions is that this group may exclusively trade in Wolters Kluwer securities during two weeks after the publication of the figures. It has also been stipulated that this group may only effect transactions in Wolters Kluwer shares – or in shares of certain other companies active in the publishing sector – after permission from the compliance officer. Moreover, these shares must be held for a minimum of two years. The regulations were tightened up because 'insider trading' by employees could discredit the name of our company.

We aspire to provide our stakeholders with ample and readily accessible information on Wolters Kluwer. To this end, the content of the corporate website has been further expanded with, among other things, additional Investor Relations information.

With effect from 2003 we will publish trading updates at the end of the first and third quarters (alongside the customary yearly and half-yearly figures). The public will thus be given better and more regular insight into the company's performance.

Over the past few years much has been done to improve the position of shareholders and holders of depositary receipts. In this connection we have not only devoted attention to general developments in the field of corporate governance but also to the wishes expressed by our shareholders and depositary receipt holders during the General Meetings. We will continue to follow developments in the area of Corporate Governance with great interest.

Development per cluster

Legal, Tax & Business Europe (LTB Europe)

During 2002, considerable progress was made in Europe to reinforce our number one position in our core markets.

Financial

The revenues of the European operations grew approximately 4% in 2002, particularly as a result of acquisitions. Organic revenue growth was zero but ordinary EBITA improved relative to 2001.

Operations

Healthy revenue growth was seen in Central Europe, Italy, France and Scandinavia, and Teleroute also delivered a solid performance. The Netherlands achieved a slight decrease in revenues partly caused by declining contributions from the cyclical activities (advertizing-based publications and training). The Dutch operating margin improved fractionally. In Germany, growth was mainly realized through strategically important acquisitions but the operations suffered from the struggling economy and local government budget restrictions. Belgium and the United Kingdom were confronted with disappointing results, as lower demand for loose-leaf publications was not entirely compensated by higher electronic revenues. Against this, the consultancy activities in the United Kingdom advanced strongly, and the first signs of recovery became visible in Belgium towards the end of the year.

Media

In 2002 electronic revenues accelerated to EUR 318 million (26% of cluster revenues). Our ultimate ambition is to provide our markets in Europe with continuously enhanced products. Revenue growth was dampened by the steady decline in demand for loose-leaf publications that constitute an important source of income in several countries.

Acquisitions

In addition, 2002 was characterized by important acquisitions to strengthen the portfolio of core activities. In the United Kingdom we acquired ABG Professional Information (the publishing arm of the largest European accountancy institute) while our position in France was reinforced through the acquisition of Val Informatique (environment, health & safety market) and Ciceron (legal market). In Germany two important acquisitions were effected: Verlag Praktisches Wissen (legal, fiscal and business information products) and AnNotext (legal workflow tools). The software activities in Italy were strengthened further with the acquisition of Artel, which services the financial, tax and human resources market.

Results

LTB Europe has defined its strategic objective as follows: 'to consolidate and expand our leading position in the six core segments (legal, transport, financial & fiscal, human resources, public & governmental administration, health & environment)

LTB Europe

EUR million	2002	2001*	Change in %	Organic growth**	Acquisitions	Divest-ments	Currencies
Revenues	1,228	1,179	4%	0%	4%	0%	0%
of which electronic products	318	300	6%				
Ordinary EBITDA	274	259	6%				
Ordinary EBITA	230	223	3%	-2%	5%	0%	0%
Ordinary EBITA margin (%)	18.8%	18.9%					
CAPEX	59	55	7%				
FTEs (average)	7,653	7,436	3%	-2%	5%	0%	

* all 2001 figures adjusted pro forma for transfer of non-core activities
** including effect of extra (Internet) product development

by serving our customers with integrated information, software and services to enable them to improve efficiency, reduce costs and increase revenues.'

LTB Europe is a leading European publisher of professional content, which is active in all-important markets in both Western and Eastern Europe. Within our six core segments we provide diverse customer groups with reliable information of a high quality. We also offer them integration of this content with modular tools for efficient workflow management (smart content tools). This is our major competitive advantage.

The development of legal databases for all European activities has entered its final stage. The European program for medium-neutral interconnected storage has been intensified, thus allowing us to solidify our market position.

The use of new technology to offer our customers conventional information and to integrate this into their processes will largely determine the growth potential of our six core segments. Software development is a key area in which we can concentrate our strengths to achieve synergetic benefits.

In particular, growth opportunities are realized both in the conventional and the electronic segments by:

- improving the marketing of content and traditional publications (higher 'wallet' share, greater market penetration, optimization of product portfolio)
- intensified innovation (cross-fertilization, workflow software, integrated and customer-oriented solutions, both online and off-line)

Our customer and marketing approach is differentiated by country. We are increasingly moving from a product-driven to a customer-driven orientation. CRM tools are being used to capture customer behavior, their specific needs and preferences as well as shifts and changes in the market. CRM is now completely in place in France and other major countries are planning for implementation in the course of 2003 and 2004.

Quality and reliability has over the years been one of the pillars of our leadership position. To maintain this position, we now need to operate with innovation, creativity and intelligence. Benefiting from comprehensive insight into our customers' needs, we are seeking to develop the best and most practical solutions for them. Our products must be capable of integration into their workflow processes.

In 2002, we organized the European operation into three regional groups, thereby enabling cross-country cooperation, leveraging best practices and bringing the cluster management closer to operations. This created the basis for improvement programs such as GAP (Growth Accelerated Program) and Mercury (cost reduction program). In 2003 this process will evolve further, with all non-publishing operations (production, distribution, purchasing, IT) being coordinated by a European Chief Services Officer and all publishing operations coordinated by a European Chief Publishing Officer. Both roles will also be filled at country level.

Action points

In 2003, we will focus specifically on:

- standardizing financial systems
- establishing Key Performance Indicators
- expanding the European Internet Platform for marketing new products
- conducting a profit improvement project to identify areas for significant cost saving opportunities (purchasing, distribution, production and support)
- implementing the Growth Accelerated Program to identify cross-fertilization opportunities within the cluster
- divesting activities that do not fit into our six core segments
- acquiring workflow and software companies to bridge gaps in some markets

Legal, Tax & Business North America (LTB North America)

The cluster is the most profitable within Wolters Kluwer, though slower than expected organic revenue growth resulted in a modest decline in margins overall. The slowdown of the United States economy in 2002 produced lower organic revenue growth in more cyclical businesses such as CCH Legal Information Services (CCH LIS) and Bankers Systems Inc. (BSI). Slow growth combined with increased investments in product development contributed to the pressure on profit margins. The traditional publishers within the cluster, Aspen and CCH US Publishing, also experienced a deterioration in their performance. LTB North America continued to invest aggressively, both through acquisitions of higher growth workflow tool companies and internal product development, in order to extend our market leadership in information to software and services.

Financial

Faced with challenging economic circumstances the US companies managed to increase revenues 6% in local currencies. The weakening dollar had a negative impact on revenues in reported euros so that net revenues only increased slightly, with acquisitions making a sizeable contribution to this increase.

Despite lower organic growth in 2002, LTB North America achieved a healthy profit margin of 27%. Due to effective cost controls and efficiency improvements LTB North America managed to limit the negative effects of the disappointing revenue development, while maintaining investments in new products.

Operations

CCH LIS and BSI experienced slower growth due to the sluggish US economy. CCH LIS' corporate registration, trademark and financial transaction due diligence services are well below peak market levels reached in 2000. BSI managed healthy growth, albeit below expectations, despite declines in capital investment in its core community bank market. CCH US Publishing's results were below expectations, particularly from its traditional loose-leaf publications.

In 2003, CCH will realign its operations more closely along market segments to better serve its customers. Aspen Publishers (the legal publisher) showed healthy revenue growth, due to strong performance of the Loislaw online legal research platform, which grew nearly 50%. Aspen's profit margin narrowed, in part due to additional investments made at Loislaw. CCH Tax Compliance, a leading provider of tax compliance software, posted strong (organic) growth combined with a slight decrease in the operating margin.

Media

The cluster's Internet revenues surged 33% (in local currencies) demonstrating the benefits of past investments in internet products. The percentage of electronic revenues increased this year to 44% of total revenues (2001: 41%), with Internet revenues the fastest growing component.

Acquisitions

LTB North America acquired 15 companies in 2002

LTB North America

EUR million	2002	2001*	Change in %	Organic growth**	Acquisitions	Divestments	Currencies
Revenues	1,214	1,210	0%	2%	4%	0%	– 6%
of which electronic products	537	497	8%				
Ordinary EBITDA	363	375	– 3%				
Ordinary EBITA	326	340	– 4%	– 1%	2%	0%	– 5%
Ordinary EBITA margin (%)	26.8%	28.0%					
CAPEX	53	52	2%				
FTEs (average)	6,439	6,221	4%	0%	4%	0%	

* all 2001 figures adjusted pro forma for the transfer of non-core activities
** including effect of extra (Internet) product development

strengthening our positions in compliance research and software tools. CCH acquired Uniform Insurance Services (market leader in the field of property and casualty insurance forms) and also purchased the ComplianceWare database (aimed at regulatory compliance in the consumer finance and insurance industries). Aspen Publishers broadened its range of content offerings through the acquisition of a number of strategic products. One of these is the Arthur Andersen Accounting Research Manager (ARM), a tool for online research for accountancy professionals.

Results

LTB North America has made considerable progress in its efforts to better serve its customers and expand its customer base by improving its capabilities in marketing, business development and sales. The operating companies collaborated to develop and implement 'best practices' around new product development and market research. This methodology was applied in several of our key markets to analyze customer workflows, understand the role of our products and those of competitors within these workflows. The method was also used to develop and validate new ideas either for growth or to enhance the value of our current products and services. LTB North America also expanded its marketing and business development staff in a continuing effort to improve its focus on customer needs and to drive additional revenues from core markets and services. Finally, several of our business units reorganized their field sales organizations around market segments and software products. The new set-up achieves a better alignment with the customers they serve and also provides an improved sales focus on new software products.

LTB North America continued to enhance the functionality and expand the information offered on the Internet Research Network (IRN) of CCH and Loislaw, our research platforms for tax and legal professionals. CCH expanded its successful new product Clientrelate, which integrates CCH's leading IRN platform with the ProSystem *fx* tax compliance and preparation software package to enable tax professionals to identify quickly those clients affected by regulatory changes or key taxation issues. Aspen again made exciting progress in new sales and product development of the Loislaw legal research platform. Loislaw reached its aggressive revenue growth target by concentrating on the under-served small law firm and individual practitioner market. Loislaw also significantly expanded its database of code regulations and case law, as well as creating many new integrated electronic libraries that combine Aspen's authoritative treatise and practice guides with primary source material.

LTB North America continued to bring new products to market at an increased rate based on earlier investments made in its market-focused Internet destination sites (for tax, legal compliance, banking and securities professionals). These vertical market sites (which aggregate and integrate relevant products from all LTB North America business units) increase the productivity of our customers by automating larger portions of their workflows.

CCH launched several new products including CCH Wall Street, a securities market oriented destination site that offers expanded research tools, online education targeted to broker/dealers and investment advisors with an easy to use look and feel. For human resource professionals, the HHR division launched HRAnswers now, an internet based product with a question and answer format that provides straightforward answers in plain English and bundles relevant full-text federal employment laws and regulations.

In the Tax market, CCH's Federal and State Tax unit extended its sales and use tax product suite through the acquisition of esalestax.com, which provides Internet tools and information to support timely and accurate tracking and reporting of sales and use tax rates in more than 7,500 local and state jurisdictions across North America. The company also offers a line of specialist database and software products for sectors faced with especially complex tax environments, including telecommunications, retail, utilities, food and grocery industries.

With the completion of the migration to a new e-commerce platform and the introduction of a new product for companies that links up seamlessly with the existing registration services, CCH LIS further expanded its Legal Compliance Services Destination site. The implementation of a new ERP platform was also completed. This platform is integrated into the CCH LIS's leading legal compliance website. Within six months after the launch, the share of electronic products in the total revenues of CCH LIS had doubled.



Moko



The Maoris – the original inhabitants of New Zealand – are famous for their 'moko', the traditional facial tattoo. The application of these decorations – the 'ta moko'– was a special event. The tattooing process was preceded by a careful study of the bone structure and facial characteristics of the person being tattooed. This personal 'profile' was then integrated into the design. Maori men and women who value their cultural heritage wear the facial tattoos to this very day. Another time-honored cultural phenomenon is the 'haka', the traditional Maori warrior dance which the All Blacks (the national rugby team) perform before every match.







Zenith SCPM

Zenith SCPM (Strategic Communications Planning Module) is a policy and workflow support tool. The product is specially designed to help multi-disciplinary teams involved in marketing pharmaceutical products accelerate commercial success. It was built using Oracle software and the experience acquired by Adis International in launching pharmaceutical brands and supporting communication. Zenith SCPM uses workflow tools to provide the commercial and medical arenas with knowledge as and when necessary.

After a successful trial period, our development team in Auckland (New Zealand) decided to further refine the Zenith SCPM architecture that our people in Chester (United Kingdom) had developed to achieve greater flexibility in terms of customer deployment. The development phase was preceded by an inventory of the customers' needs. The teams coordinated closely, thereby realizing the double advantage of being close to the market in the Northern Hemisphere alongside the cost and quality efficiencies of our New Zealand based operations.

Health

Cluster

- Revenues of EUR 748 million
- Employing approximately 2,400 FTEs
- Operations in North America, Asia Pacific and Europe.

Our customers

Medical specialists, clinicians, nurses, hospitals, managed care organizations, schools, university/ corporate librarians, scientists, pharmaceutical companies, pharmacists and students.

Divisions

- Pharma Solutions
- Professional & Education
- Medical Research
- Clinical Tools

Competitive advantage

- Leading market positions
  We aim to maintain and reinforce our number one position in the worldwide medical information market.
- Essential tools at point of care
  Products and services that provide need-to-know information at the point of care – where crucial decisions are taken – account for a large part of the portfolio.

Strategic objectives

- Become world market leader in the field of information for professionals in the medical and related sectors.
- Realize growth (organic and acquisition-driven) by focusing on four priorities:
  - Realign activities to increase the focus on the most important customer groups and to improve the coordination of the strategies of various operations.
  - Reinforce our prominent position in the market for institutional research by expanding the content portfolio and increasing our market share.
  - Renew the range of traditional publications.
  - Respond worldwide to new growth opportunities in the field of pharmaceutical information and clinical tools.

BSI strengthened its leading position as a supplier of services to bank institutions in the regulatory (compliance) field by expanding into the lending and deposit segments. The Financial Services Destination site implements an 'end to end' solutions concept for loan and deposit documentation. In the past year, the functionality of this compliance solution was significantly extended and additional product expansion is planned for this year to help customers make even more effective use of BSI's market leading product.

Action points

In order to advance its strategy to better serve its core markets, LTB North America plans in 2003 to realign its business units by key customer groups, accelerate development of integrated products and create a selective services infrastructure for technology, operations and administrative functions. LTB North America will create four new customer focused units to serve professionals in the tax and accounting, legal, financial institutions and corporate legal services markets. The cluster will de-emphasize and in some cases divest activities that do not align with its core strategy.

Legal, Tax & Business Asia Pacific (LTB Asia Pacific)

2002 has been an important year for the Asia Pacific cluster, one in which we managed significant change and dealt with many challenges. The Asia Pacific region remains the fastest growing market on the globe. In a year of substantial economic downturn in many parts of the region (Singapore, Hong Kong and Japan) we have continued to build a platform for future growth.

Financial

The cluster's revenues increased about 8% in 2002. Revenue growth was primarily achieved through acquisitions in the field of practice management software.

Operations

Organic growth was flat, partly due of the economic crisis in virtually the entire region, which failed to stage the expected recovery. In the Australian market subscription volumes of traditional loose-leaf publications were particularly flat. The operations of CCH Asia (Singapore, Hong Kong, Malaysia) achieved virtually no revenue growth due to the economic downturn in these countries. In the past year investments were made in a shared services model to improve the longer-term efficiency (and hence the operating margin) of all business units in the region.

Acquisitions

In 2002 the Australian Diskcovery was acquired, a leading supplier of management systems for litigation support and electronic archiving.

Media

Electronic products generate almost 31% of the cluster's total revenues. The integration of information and smart software tools has taken flight over the past years. About a hundred of such packages have been included in the range of services, sometimes as a 'stand-alone' product but increasingly as part of a wider package. Within the cluster a number of the integrated packages are delivered in an Application Service Provider environment ('strata management', 'precedent management', 'litigation support').

Results

We have made major advances in achieving a number of the strategic goals laid down in 2001, with some highlights being:

- Our customer base has been enhanced through acquisitions and extensive customer value chain analysis. As a result, we are continuing to build stronger and more productive customer relationships.
- We established Centers of Excellence across the region to help us leverage our core strengths and rapidly respond to emerging opportunities.
- The businesses have been restructured allowing us greater opportunities to leverage scale and further support our pursuit of operational excellence. This included the planning for a shared services model that became effective on January 1, 2003. All business units in Asia Pacific will in the future use the same back office systems (order management, CRM, MIS)
- Electronic delivery opportunities have been enhanced as we began planning and laying the foundations for a new content management system.

Our attention in all business units is shifting to new elements in the value chain. Instead of services supporting analytical processes of our core markets, product development is focusing on supporting the relationship between the advisor and the customer. This results in a strong shift in the portfolio: from 'reference works' to practical information and enhanced advice applications.

Action points

Thanks to the actions taken in 2002 and preceding years, we are well positioned to capitalize on these market opportunities in 2003 and beyond. Having established a solid and scaleable business platform, we will pursue organic growth with initiatives in the professional advisory and business markets and create further economies of scale through the implementation of regional shared services facilities.

LTB Asia Pacific

EUR million	2002	2001	Change in %	Organic growth*	Acquisitions	Divestments	Currencies
Revenues	65	60	8%	0%	8%	0%	0%
of which electronic products	20	18	11%				
Ordinary EBITDA	11	12	– 8%				
Ordinary EBITA	9	10	– 8%	– 12%	4%	0%	0%
Ordinary EBITA margin (%)	13.5%	15.9%					
CAPEX	3	3	0%				
FTEs (average)	601	546	10%	– 2%	12%	0%	

* including effect of extra (Internet) product development

Health

2002 was an important year for the Health cluster. A new strategy was formulated and a reorganization was initiated under a new management team. The strategic choice of Wolters Kluwer to grow into the leading supplier of information for professionals in the medical sector and health-related sciences resulted in a good financial performance.

Financial

Health revenues grew 15% in local currency terms (+10% in euros) in the past year. Organic growth came to a healthy 5%, with all operations making a contribution to this result. Despite the reorganization costs, the operating margin remained at almost the same level as in 2001.

Operations

Health is a leading global health information provider for professionals and students. Over the past year, a reorganization was implemented to strengthen our focus on English-reading professionals in the health and medical markets in both the United States and non-US markets. Key customer segments include: physicians, nurses, medical students, nursing students, allied health professionals, pharmacists, medical schools/teaching hospitals, community hospitals, pharmaceutical sales and marketing, pharmaceutical research, biotech and biomedical research, medical device companies, and scientific institutions (focused on medical and health-related science).

Health provides research and clinical information in all formats, initially as publications but ultimately embedded in tools. Near-term, Health is expanding its portfolio of must-have offerings for key institutional segments across the full spectrum of content, platform and tools. In addition, the cluster is renewing its educational offering (traditional texts and study materials), while positioning its research and evidence-based content as an element of clinical practice tools. In parallel, Health is expanding its presence in databases and tools that support practitioners' workflows and decision-making. Health will no longer pursue non-health related science journals and books. The most important product brands are: Lippincott Williams & Wilkins, Ovid, Adis, Facts and Comparisons and Medi-Span.

Acquisitions and divestments

Medi-Span (leading supplier of electronic drug guides and clinical information), which was acquired in 2001, was integrated according to plan and ended the year with good financial results. Kluwer Academic Publishers, which no longer matched the cluster's strategy, was sold as planned and on good terms to Candover and Cinven. Ovid, the most important online platform of the Health cluster, reinforced its position by making substantial investments in the migration of journals to the online service. Ovid achieved strong growth, partly thanks to the integration of SilverPlatter (acquisition 2001).

Media

The cluster's electronic revenues were EUR 228 million, about 30% of total cluster revenues. Ovid's online services underwent particularly strong growth thanks to the integration of SilverPlatter but also due to the reinforcement of the journal offerings.

Health

EUR million	2002	2001*	Change %	Organic growth**	Acquisitions	Divestments	Currencies
Revenues	748	680	10%	5%	10%	0%	– 5%
of which electronic products	228	158	44%				
Ordinary EBITDA	147	138	7%				
Ordinary EBITA	131	123	6%	– 4%	15%	0%	– 5%
Ordinary EBITA margin (%)	17.4%	18.0%					
CAPEX	21	22	– 4%				
FTEs (average)	2,352	2,230	6%	– 1%	7%	0%	

* all 2001 figures adjusted pro forma for transfer of non-core activities
** including effect of extra (Internet) product development

Results

The portfolio has been reorganized to strengthen our customer focus and enable cross-cluster coordination. Marketing and distribution have been rationalized and four customer-facing business units have been created: Medical Research, Professional & Education, Pharma Solutions and Clinical Tools. New CEOs are in place and strong management teams have been established across the cluster. We are currently implementing new core processes in the areas of finance, technology and human resources. Additional back office and systems work is scheduled for 2003. Common values have been developed to establish a new culture and drive the strategic changes.

Action points

Health aims to grow into the global market leader in information for health and medical professionals. The cluster is well positioned to achieve this strategic vision:

- Strong proprietary content
- Strong pipeline of electronic products
- Excellent brands and market position
- Revitalized and focused management team
- Recurring revenue business model (subscription-based)
- Large and growing market segments

Health also faces several challenges, including truly building a customer-focused organization and rebuilding critical processes and systems.

To achieve its strategic vision, a number of strategic initiatives are being implemented.

- Reorganizing to focus the cluster's activities primarily on health and medical sector. Four customer focused business units have been established for this purpose. A new management team is in place. Kluwer Academic Publishers (which lay outside the Health cluster's strategic focus) has been divested.
- Expanding our portfolio of top medical content: All Lippincott Williams & Wilkins content has been loaded onto the Ovid platform. The number of 'A' list journals has increased by 33% to 98 and the total number of journals has been increased by 55% to 824.
- Increasing market share in medical research: Ovid has a leading position as an online provider of medical research content. To further penetrate current markets and expand into related markets, new content packages have been introduced and the pricing has been reviewed. The Ovid platform achieved a 62% increase in Internet usage and a 35% increase in peak concurrent users in 2002.
- Accelerating development of clinical tools: Health's goal is to deliver the tools to healthcare professionals that make them 'information professionals'. To do this, Health will continue making multiple investments in the evolving clinical tools market. Three synergistic product lines are being integrated into a single working group: Facts & Comparisons (referential drug information), Medi-Span (integrated drug information) and Clineguide (integrated disease information).
- Revitalizing core text and reference business: within the Professional & Education division, Health has created a market-focused organization structure. As part of this initiative, it has already strengthened relationships with its key wholesalers. A market research program to drive product development has also been implemented.
- Growing pharmaceutical revenues by restructuring and acquisition: the Pharma Solutions division has been restructured to improve market penetration and leverage strengths and assets. An aggressive acquisition plan has been developed to achieve sufficient critical mass across the entire pharma value chain.

Education

Overall, the Education cluster lived up to the expectations formulated at the beginning of the financial year. The results in our key markets (Sweden and the Netherlands) were even better than expected. In these markets we were clearly able to reap the benefits of the improvement plans implemented in the past years. The cluster met the targeted operating result and maintained or expanded its market share in almost all fields.

Financial

Educational publishing revenues decreased in 2002 by 2% which was still 1% better than expected. Organic revenue growth was -3%. The anticipated decline in revenues was mainly attributable to curriculum cycle effects in several countries, including the Netherlands. Despite significant investments in successful new product development (e.g. Digicoach in the Netherlands and Redaktion-D in Germany), the operating margin was approximately 19%. The margin was more or less maintained partly thanks to stringent cost management and more direct control from the cluster.

Operations

As anticipated, our overall revenues fell slightly relative to 2001 due to negative curriculum cycle effects, mainly at our biggest operating company in the Netherlands. The Swedish publisher continued the good results of 2001.
Market conditions in Germany and the United Kingdom were adverse. Revenues of schoolbooks in these countries were lower than anticipated as schools allocated a larger part of their budgets to other needs such as school maintenance and teacher recruitment. A further factor in the United Kingdom was the confusion caused by a government pledge to subsidize e-learning. This promptly led to a postponement of orders.

Media

The electronic revenues in the Education cluster increased in 2002 to EUR 19 million (2001: EUR 16 million).

Acquisitions

In 2002, Moorhouse Black, a provider of distance learning services to schools, was acquired in the United Kingdom.

Results

With our leading market positions and strong brands in the school book business, we are well positioned to take advantage of new opportunities arising in our traditional markets such as e-learning, management and testing. However, the educational market is quite traditional so that accurate timing of new product launches remains crucial. The recent shake out of smaller and/or new suppliers in the market is, of course, beneficial to us and serves as a reminder to many buyers how important it is to choose reliable suppliers such as Wolters Kluwer Education.

Beyond the traditional markets we, in our role as supplier of solutions to educational institutions, are a comparative newcomer. We have the required content, didactic skills and customer trust. These strengths will certainly facilitate our efforts to extend our customer base with both existing and new products.

Education

EUR million	2002	2001	Change %	Organic growth*	Acquisitions	Divestments	Currencies
Revenues	300	308	– 2%	– 3%	1%	0%	0%
of which electronic products	19	16	19%				
Ordinary EBITDA	64	68	– 6%				
Ordinary EBITA	56	61	– 8%	– 8%	0%	0%	0%
Ordinary EBITA margin (%)	18.7%	19.9%					
CAPEX	11	10	10%				
FTEs (average)	1,486	1,441	3%	0%	3%	0%	

* including effect of extra (Internet) product development

'To be...'





The English playwright and poet William Shakespeare (1564-1616) is universally acknowledged as one of the greatest authors ever. His work comprises comedies, tragedies, histories and sonnets. Shakespeare captivated his audience by combining splendid poetical imagery with compelling plot structures to achieve strong dramatic effects. The magnitude of his talent is not only demonstrated by the continued relevance of his themes, but also by the fact that 400 years on his plays are still performed, both in historical and modern settings, in theatres throughout the world. 'To be or not to be', that famous phrase from one of his most important works 'Hamlet', has lost none of its power and poignancy over time.

Wolters Kluwer
Education

Cluster
- Revenues of EUR 300 million
- Employing approximately 1,500 FTEs
- Operations in Europe

Our customers
Students, teachers and schools

Companies
- Wolters-Noordhoff
- Liber
- Nelson Thornes
- Bildungsverlag EINS
- Müszaki
- Wolters Plantyn
- Jugend & Volk

Competitive advantage
- Leading market positions
In a large number of European countries we aim to maintain and strengthen our number one position as educational publisher.
- Co-creation
Regular and intensive dialog with educators is essential in developing the best study materials.

Strategic objectives
- Benefit from our dominant position and strong brand names in the schoolbook industry – from the new opportunities in the traditional markets in the fields of e-learning, management and testing.
- We aim to achieve increased organic growth, particularly by growing sales in new core business markets and in online products.



Moorhouse Black

The team behind this successful concept brings together teaching, course writing, marketing and technology skills. Close teamwork is essential in a fast-growing business which is steadily gaining ground in the British education system. Moorhouse Black's service helps to ensure that Nelson Thornes is able to offer a uniquely rich diversity of products to support learning and teaching.

Moorhouse Black offers distance-learning courses for students aged 16 to 18. Video-conferencing is used as the main medium for tuition. Schools wishing to offer a broad range of subjects to their students can sign up for courses in subjects such as psychology, law or electronics. The company provides video-conferencing equipment and support. At the heart of the service is





the work of highly professional tutors who link up with schools around the country and conduct weekly tutorials with their students.

Action points

We are determined to take full advantage of our assets in this respect. Our businesses have been aligned to pursue this objective and an organic growth program has been started up. We thus aim to ensure a constant flow of new product offerings. We also hope to grow our market share directly on the basis of early market acceptance rather than at a later stage on the basis of proven superior quality.

This new approach calls for a new style of management and, accordingly, several changes have been made in the management team. We now propose to concentrate on growing our business. Emphasis will be placed on marketing and revenues, while naturally continuing to pursue carefully monitored product development.

The management and organizational changes and the focus on new business in combination with well-structured acquisition in our core market (schoolbooks) are starting to pay off. These factors should translate into concrete results at year-end 2003, with further expansion expected in 2004. We are therefore fully confident that we can achieve healthy revenue growth in the coming years.

Report of the Supervisory Board

Financial Statements

The Executive Board has submitted the profit and loss account, the balance sheet and the cash flow statement for the 2002 financial year to us, together with the explanatory notes. We have also taken note of the report and statement by KPMG Accountants nv (as referred to in Article 26, paragraph 3, of the company's Articles of Association), which we discussed with them.

Taking their report into account, we signed the 2002 financial statements in the presence of the auditor. We propose to shareholders that they adopt these financial statements (see page 57 et seq. of this annual report) at the Annual General Meeting of Shareholders on April 16, 2003. Ratification of the actions taken in 2002 by the members of the Executive Board and Supervisory Board, in respect of their management and supervision respectively is included as a separate item on the Agenda. Stock dividends will be determined on April 25, 2003 after close of trading. Upon adoption of the financial statements and the appropriation of profit by the General Meeting of Shareholders, the dividend will be payable as from April 29, 2003.

Activities

Our Board held seven meetings in 2002, each of which was attended by the Executive Board. One of our meetings was combined with a working visit to Wolters-Noordhoff in Groningen, where we met with the management of the Education cluster and the operating company.

In 2002, two meetings were partially held without the Executive Board to discuss the performance of the Executive Board and the Supervisory Board. During one of these meetings our Board came to the conclusion that all its members are independent.

The amendments to the company's articles of association that were approved in 2001 entered into force on March 11, 2002. These changes relate to the termination of the voluntary application of the structure regime ('structuurregeling') by Wolters Kluwer nv and to the possibility of unlimited exchange of depositary receipts into ordinary shares. Partly in connection with the amendment to the articles of association, the regulations and the profile of the Supervisory Board have also undergone certain changes. The profile is available for inspection at the company and has also been published on the website of Wolters Kluwer.

One important topic in 2002 was the revised strategy and organization of the International Health & Science cluster. Operating under its new name – Health – this cluster will concentrate primarily on the medical sector. This sector offers Wolters Kluwer attractive growth opportunities. In accordance with the new strategy, our Board approved the sale of Kluwer Academic Publishers.

The strategic course of the company and the acquisition policy were topics of discussion at several meetings. Various larger acquisitions were discussed. The progress made with the divestiture of certain business units, such as Kluwer Academic Publishers, Bohn Stafleu van Loghum and ten Hagen & Stam, also received due attention.

Our Board also regularly exchanged views with the Executive Board on the financial results and evaluated the company's long-term position.

In the course of our discussions about subjects such as management development and the Wolters Kluwer University, we obtained information from the relevant corporate staff members.

The option scheme was altered. Henceforth options will be awarded by the members of the Executive Board jointly instead of only by the Chairman. Furthermore, the term of the options has been extended from five to seven years. In order to be able to meet our delivery obligations under the option scheme, our Board approved the purchase of a maximum of 1.5 million depositary receipts.

On one occasion a member of our Board made specific recommendations regarding the organization structure.

Audit Committee

The Audit Committee, comprising Messrs Westdijk (Chairman), Pennings and De Ruiter, met on two occasions: during the preparation of the annual and half-year results. At these meetings – held in the presence of the auditor, an Executive Board member and corporate staff members – the committee discussed the financial management and risk profile of the company at length. They also deliberated on the supervision of the company. The most important issues in 2002 concerned pension scheme funding and the expected changes in the International

Financial Reporting Standards. In 2003, the Audit Committee will be formed by Messrs Westdijk (Chairman), De Ruiter and Baan.

Selection and Remuneration Committee

This Committee of the Supervisory Board met three times in 2002. The reward of the Executive Board members was revised and the total remuneration package was adopted on behalf of our Board. The remuneration was set partly on the basis of external information on companies comparable with Wolters Kluwer (in terms of type and size) in Europe and the United States. The nationality of the individual Executive Board members was also taken into account in this connection. The Committee also intensively addressed the succession of the Executive Board Chairman. The Board has decided that Ms Nancy McKinstry will succeed Mr Rob Pieterse as Chairman, starting from September 1, 2003. In 2003 the selection and remuneration committee will consist of Messrs De Ruiter (Chairman) and Pennings.

Appointments

At the Annual General Meeting of Shareholders on April 23, 2002, Mr H. de Ruiter resigned by rotation as member of our Board and was reappointed by the Meeting on that same date, while Mr A. Baan was appointed as a new member of the Supervisory Board. Mr A.H.C.M. Walravens will resign at the Annual General Meeting of Shareholders on April 16, 2003 because of the expiry of his term. Our Board is grateful to him for the dedication with which he served Wolters Kluwer over a great many years. Action has been undertaken to fill the vacancy.

The Supervisory Board has nominated Mr Boudewijn Beerkens for appointment to the Executive Board. This appointment has been placed on the agenda for the Annual General Meeting of Shareholders of April 16, 2003.

We would like to take this opportunity to thank the Executive Board and all employees for their efforts and cooperation in the past year.

Amsterdam, March 10, 2003

Supervisory Board

H. de Ruiter, Chairman
J.V.H. Pennings, Deputy Chairman
A. Baan
A.J. Frost
K.A.L.M. Van Miert
A.H.C.M. Walravens
N.J. Westdijk

Wolters Kluwer

Report of the Stichting Administratiekantoor Wolters Kluwer (Wolters Kluwer Trust Office)

Activities

The Executive Committee of the Trust Office met twice in the year 2002. Furthermore, the Executive Committee was represented at the Annual General Meeting of Shareholders of April 23, 2002.

The general performance at Wolters Kluwer, as well as the annual figures of 2001 and the interim figures for 2002, were discussed with a representative of the Executive Board. Other items of discussion included corporate governance, the composition of the Executive Committee and the agenda for the Annual General Meeting of Shareholders.
In addition, the independence of Committee Members was explicitly discussed: all Committee Members have confirmed in writing that they have no association with the company.

Amendment of Articles of Association and Trust Conditions

The amended Articles of Association and Trust Conditions entered into force on March 11, 2002 prior to the Annual General Meeting of Shareholders 2002.

According to the new Articles of Association of the Trust Office and the new Trust Conditions, together with the corresponding changes in the Articles of Association of the company, it will be possible to exchange depositary receipts into ordinary shares without limitation. In the old situation the exchangeability was limited to a maximum of two percent of the issued ordinary shares. In line with this change the granting of voting proxies by the Trust Office to holders of depositary receipts will no longer be limited to a maximum of two percent of the issued ordinary shares either.
The Articles of Association and the Trust Conditions explicitly stipulate that the Trust Office must exercise the rights attaching to the ordinary shares in such a manner that – alongside the interests of the company and its affiliated companies and all other stakeholders – the interests of the holders of depositary receipts are safeguarded in the best possible manner.

Composition of the Executive Committee

In the year under review, Mr Th. Beels resigned upon reaching the age of 72. Mr H. Bolt was appointed as his successor. Mr S.C.J.J. Kortmann resigned by rotation and was reappointed. The Executive Committee consists entirely of persons who have no association with Wolters Kluwer within the meaning of Appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv.

Depositary receipts

Depositary receipts were issued and redeemed as follows in 2002:

Certificates	Number of depositary receipts
Under administration as at December 31, 2001	269,134,668
Depositary receipts issued in connection with stock dividend	2,413,580
Depositary receipts issued upon exercise of stock options	62,962
Depositary receipts issued in exchange for registered shares	2,957,227
Depositary receipts redeemed	-
Under administration as at December 31, 2002	274,568,437

Depositary receipts had been issued for 96.2 % (2001: 95.2%) of the issued ordinary share capital as at the balance sheet date.

Amsterdam, March 10, 2003

The Executive Committee,
L. Traas, Chairman
J.F.M. Peters, Deputy chairman/Secretary
S.C.J.J. Kortmann, Secretary
H. Bolt
A.H.J. Risseeuw

Statement

The Executive Board of Wolters Kluwer nv and the Executive Committee of Stichting Administratie-kantoor Wolters Kluwer hereby declare that, in their joint opinion, the requirements regarding the independence of the Executive Committee, as laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv, have been satisfied.

Amsterdam, March 10, 2003

The Executive Board of Wolters Kluwer nv
The Executive Committee of Stichting
Administratiekantoor Wolters Kluwer

Report of Stichting Preferente Aandelen Wolters Kluwer (Wolters Kluwer Preference Shares Foundation)

Activities

The Executive Committee of the Foundation met twice in the year 2002. The subjects discussed included general performance at Wolters Kluwer, 2001 annual figures, 2002 interim figures and corporate governance. The Foundation acquired no preference shares during the year under review.

Corporate Governance and Amendments to the Articles of Association

As a result of the entry into force on March 11, 2002 of the amendments to the company's Articles of Association and the Articles of Association and Trust Conditions of the Trust Office, the depositary receipts can be exchanged into ordinary shares without limitation and the voluntary application of the structure regime has been abolished. As a result, the option on the preference shares is the only remaining deterrent against unfriendly takeovers. The Foundation is entitled to exercise the option on the preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued ordinary shares at the time of exercise. On March 11, 2002 the Articles of Association of the Foundation were also amended. The amendments were mainly of a technical nature, related to the amendments of the company's Articles of Association and the Articles of Association and Trust Conditions of the Trust Office.

Composition of the Executive Committee

Mr R.W.J.M. Bonnier retired by rotation in 2002 and was reappointed by the Executive Committee. The Executive Committee consists entirely of persons who have no association with Wolters Kluwer within the meaning of Appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv.

Amsterdam, March 10, 2003

The Executive Committee,
J.C.T. van der Wielen, Chairman
S. Bergsma
R.W.J.M. Bonnier
H.G. Bouwman
E.J.J.C. van Groeningen

Statement

The Executive Board of Wolters Kluwer nv and the Executive Committee of Stichting Preferente Aandelen Wolters Kluwer hereby declare that, in their joint opinion, the requirements regarding the independence of the Executive Committee as laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv, have been satisfied.

Amsterdam, March 10, 2003

The Executive Board of Wolters Kluwer nv
The Executive Committee of Stichting Preferente Aandelen Wolters Kluwer

Information for Shareholders

Capital Stock

The ordinary shares have a nominal value of EUR 0.12. The number of ordinary shares issued amounted to 285,429,505 as at December 31, 2002 (2001: 282,795,401). The weighted average number of fully diluted ordinary shares was 314.6 million.

Market capitalization as at December 31, 2002

On the basis of ordinary shares issued: EUR 4.7 billion (2001: EUR 7.2 billion).

Listing of Capital Stock

Amsterdam (Euronext Amsterdam: WLSNC.AS, stock code 39588, ISIN code NL0000395887), Geneva, Zurich and Frankfurt: depositary receipts for Wolters Kluwer ordinary shares.
USA (over-the-counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts.

ADR Trust Office

Morgan Guaranty Trust Company of New York
60 Wall Street
New York, NY 10260
United States

Other Wolters Kluwer securities

Listed in Amsterdam:

- 5.875% subordinated Wolters Kluwer nv bonds, 1996/2003, NLG 400 million (EUR 182 million) (ISIN code NL0000121382)
- 6.250% subordinated Wolters Kluwer nv bonds, 1997/2007, NLG 500 million (EUR 226 million) (ISIN code XS0076781425)
- 5.250% senior Wolters Kluwer nv bonds, 1998/2008, NLG 500 million (EUR 227 million) (ISIN code NL0000121911)
- 5.125% subordinated Wolters Kluwer nv bonds, 1998/2005, NLG 400 million (EUR 182 million) (ISIN code XS0092962710)
- 6.875% perpetual cumulative subordinated Wolters Kluwer nv bonds 2001, EUR 225 million (ISIN code NL 0000119105)
- 1.000% convertible unsubordinated Wolters Kluwer nv bonds, 2001/2006 EUR 700 million (ISIN code NL 0000119634)

Listed in Amsterdam and Luxembourg:

- 5.500% senior Wolters Kluwer nv bonds, 1999/2006, EUR 750 million (ISIN code XS0101766110)
- 6.125% senior Wolters Kluwer nv bonds, 2000/2005, EUR 550 million (ISIN code XS0121316235)

Geographical spread of Shareholders
(In approximate percentages at year-end)

	2002	2001
United States	46	45
The Netherlands	28	29
United Kingdom	17	16
Belgium/Luxembourg	1	1
Switzerland	2	2
France	2	2
Scandinavia	1	1
Germany	2	3
Other	1	1
Total	100	100

Shareholdings exceeding 5%
In accordance with the Major Holdings in Listed Companies Disclosure Act (WMZ):
- Internationale Nederlanden Groep nv: 9.4%, disclosed on February 25, 1992.

Financial Calendar 2003

March 28	Publication of Annual Report
April 16	Annual General Meeting of Shareholders
April 22	Ex-dividend quotation
April 22 up to and including April 25	Period for choosing cash or stock dividend
April 25	Fixation of conversion ratio (after close of trading Euronext Amsterdam)
April 29	Dividend for 2002 payable and delivery of (depositary receipts for) shares (stock dividend)
May 14	Trading update 1st quarter 2003
August 12	Publication of figures for first-half 2003
November 12	Trading update 3rd quarter 2003
January 2004	Announcement of preliminary figures for 2003

Corporate Governance
For more information on corporate governance, please see page 31.

Auditor
KPMG Accountants nv
Burgemeester Rijnderslaan 20, Amstelveen
P.O. Box 74500
1070 DB Amsterdam
The Netherlands

Stichting Administratiekantoor Wolters Kluwer (Wolters Kluwer Trust Office)
c/o N.V. Algemeen Nederlands Trustkantoor ANT
Herengracht 420
P.O. Box 11063
1001 GB Amsterdam
The Netherlands

Investor Relations
Oya Yavuz, Vice President Investor Relations
T +31 20 6070 407
F +31 20 6070 499
ir@wolterskluwer.com

Corporate Communications
T +31 20 6070 335
F +31 20 6070 490
press@wolterskluwer.com

Wolters Kluwer

Wolters Kluwer

Financial Statements 2002

Wolters Kluwer

Consolidated profit and loss account

EUR million	2002		2001	
Revenues (Note 2)		3,895		3,837
Cost of raw materials, subcontracted work and other external expenses	1,060		1,041	
Personnel costs (Note 4)	1,210		1,158	
Depreciation (Note 5)	118		107	
Other operating expenses	730		719	
Exceptional pension item (Note 4)	98			
Total operating costs		3,216		3,025
Operating income before amortization of intangible fixed assets (EBITA) (Note 2)		679		812
Amortization of intangible fixed assets (Note 6)		– 415		– 353
Operating income after amortization of intangible fixed assets		264		459
Financing results (Note 7)		– 141		– 179
Income before taxation		123		280
Taxation on income (Note 8)		– 88		– 172
Income after taxation		35		108
Non-consolidated and minority interests (Note 9)		– 10		– 4
Results on divestments (before taxation) (Note 3)	314		38	
Taxation on results on divestments	– 11		– 2	
Results on divestments (after taxation)		303		36
Net income		328		140
Earnings per share (EUR) (Note 20)		1.15		0.50
Diluted earnings per share (EUR) (Note 20)		1.13		0.52

Wolters Kluwer

Benchmark figures

EUR million	2002	2001
Revenues	3,895	3,837
Ordinary EBITDA	895	919
Ordinary EBITA	777	812
Ordinary EBITA margin %	20.0%	21.2%
Ordinary net income	453	436
Diluted ordinary earnings per share	EUR 1.52	EUR 1.54
Ordinary free cash flow	400	328
Diluted ordinary free cash flow per share	EUR 1.35	EUR 1.17

Wherever used in this report, the term 'ordinary' refers to benchmark figures before amortization of intangible fixed assets, results on divestments and exceptional pension item. These figures are considered as key parameters to measure the underlying performance of our base business. These benchmark figures are presented as additional information and do not replace the information in the profit and loss account and cash flow statement. The term 'ordinary' is not a defined term under Netherlands or International Generally Accepted Accounting Principles. Please refer to note 1 for reconciliations and note 20 for calculations per share.

Wolters Kluwer

Consolidated balance sheet

(after profit appropriation)

in EUR million as at December 31	2002		2001	
Fixed assets				
Intangible fixed assets (Note 10)	3,791		4,715	
Tangible fixed assets (Note 11)	296		326	
Financial fixed assets (Note 12)	20		35	
Total fixed assets		4,107		5,076
Current assets				
Stocks/inventories (Note 13)	171		206	
Accounts receivable (Note 14)	1,538		999	
Cash and cash equivalents (Note 15)	293		239	
Total current assets	2,002		1,444	
Current liabilities				
Deferred income	– 582		– 732	
Trade creditors	– 284		– 317	
Other liabilities (Note 16)	– 747		– 692	
Total current liabilities	– 1,613		– 1,741	
Working capital		389		– 297
Capital employed		4,496		4,779

Wolters Kluwer

in EUR million as at December 31	2002		2001	
Long-term loans				
Subordinated bond loans	410		594	
Bond loans	1,527		1,527	
Loans from credit institutions	53		9	
Total long-term loans (Note 17)		1,990		2,130
Provisions (Note 18/22)		331		343
Minority interests		3		2
Convertible bond loan (Note 17)		700		700
Perpetual cumulative subordinated bond (Note 17)		225		225
Shareholders' equity				
Issued share capital	34		34	
Share premium reserve	93		92	
Non-distributable reserve for translation differences	51		393	
Other reserves	1,069		860	
Total shareholders' equity (Note 19)		1,247		1,379
Total financing		4,496		4,779
Net interest bearing debt[1]		2,664		2,821
Guarantee equity[2]		2,070		2,200
Shareholders' equity to total assets		0.20		0.21
Guarantee equity to total assets		0.34		0.34

[1] Defined as: sum of total third-party loans, convertible bond loan, perpetual cumulative subordinated bond, cash loans, minus cash and cash equivalents and value at spot rates of forward exchange and cross currency swap contracts

[2] Defined as: sum of subordinated bond loans, minority interests, perpetual cumulative subordinated bond and total shareholders' equity.

Wolters Kluwer

Consolidated cash flow statement

EUR million	2002		2001	
Operating income before amortization of intangible fixed assets (EBITA)	679		812	
Depreciation	118		107	
EBITDA	797		919	
Autonomous movements in working capital	– 53		23	
Exceptional pension item	98			
Cash flow from operations		842		942
Financing costs	– 131		– 180	
Paid corporate income tax	– 109		– 160	
Appropriation of reorganization provisions	– 28		– 37	
Other	1		– 15	
		– 267		– 392
Cash flow from operating activities		575		550
Net expenditure fixed assets	– 147		– 151	
Appropriation of acquisition provisions	– 28		– 71	
Acquisition spending	– 300		– 502	
Divestments of activities	30		60	
Cash flow investments		– 445		– 664
Cash flow deficit/surplus		130		– 114
Exercise of stock options	1		7	
Movements in long-term loans	– 136		557	
Movements in short-term borrowings	184			
Movements in bank debts	– 5		– 219	
Dividend payments	– 92		– 72	
Repurchased shares	– 24			
Cash flow financing		– 72		273
Net cash flow		58		159
Cash and cash equivalents as at January 1	239		79	
Exchange differences on cash and cash equivalents	– 4		1	
		235		80
Cash and cash equivalents as at December 31		293		239

Wolters Kluwer

Accounting policies

Unless otherwise indicated the figures in these financial statements are in millions of euro.

Principles of consolidation

The consolidation comprises Wolters Kluwer nv and all group companies in respect of which Wolters Kluwer nv exercises a controlling influence on management and financial policy. Insofar as complied with the requirements for exemption in section 403 of the Dutch Civil Code, Book 2, the financial statements of these subsidiaries have not been made up in accordance with the regulations laid down in the Dutch Civil Code Book 2, Title 9. The operational results of the subsidiaries that have been acquired or divested in the course of the fiscal year are included in the consolidated profit and loss account from the date of acquisition or up to the date of divestment. Wolters Kluwer nv has filed a list of the subsidiaries at the Trade Register in Amsterdam. As provided in section 402 of the Dutch Civil Code, Book 2, the company profit and loss account includes only the after-tax results of participating interests, as Wolters Kluwer nv's figures are included in the group financial statements.

Minority interest as at December 31, 2002

The minority interests of the most important consolidated participations:

Ipsoa/F. Lefebvre (Italy)	50%
Akadémiai (Hungary)	26%
AAV Mannheim (Germany)	7%

Non-consolidated interests as at December 31, 2002

The most important non-consolidated participating interests:

Boekhandels Groep Nederland (the Netherlands)	33%
Manz Iura, Manz Schulbuch (Austria)	40%
Ekonomi + Teknik (Sweden)	50%

Principles of the valuation of assets and liabilities

General

The assets and liabilities are recorded at historical costs. Assets and liabilities not mentioned hereafter are recorded at face value, in the case of assets after deduction of necessary provisions.

Foreign currencies

Foreign currency items in the balance sheet are translated at the exchange rates prevailing at balance sheet date.

The translation differences are reflected in the profit and loss account.

The valuation of assets and liabilities of consolidated foreign subsidiaries and related long-term loans in foreign currencies and related financial instruments is effected using the exchange rates, prevailing at balance sheet date. The resulting translation differences are taken to shareholders' equity. The results of the consolidated foreign subsidiaries are translated at the average exchange rates for the fiscal year. The arising difference between the average exchange rates and the year-end rates are taken to shareholders' equity.

The main exchange rates to euro were:

EUR 1 =	Rate as at Dec. 31		Average rate	
	2002	2001	2002	2001
USD	1.05	0.88	0.94	0.89
GBP	0.65	0.61	0.63	0.62

Intangible fixed assets

- Goodwill

Goodwill represents the difference between the cost of acquisition of an enterprise and the current value

Wolters Kluwer

of identifiable assets less identifiable liabilities acquired, taking into account related tax effects to the extent that these are considered realizable. The assets may include publishing rights not previously capitalized by the enterprise and other intangible fixed assets. The liabilities include provisions considered necessary for reorganizations and restructurings. As from January 1, 1996, goodwill is capitalized and amortized on a straight-line basis over the estimated useful economic life of the business acquired. The estimated useful economic life is assumed not to exceed 20 years, unless there are compelling grounds on which to rebut this maximum. The book value is reassessed periodically on the basis of actual income and expectations of future income. If and to the extent that goodwill is considered to be impaired in value, this is charged to the profit and loss account.

- Publishing rights

Publishing rights acquired from third parties including subscription accounts and databases, are valued at the lower of cost or market value using the following methods:
- the value of publishing rights is established on the basis of discounted future income. The rates used vary with the market share of the associated publishing right and its profitability;
- subscription accounts are valued on the basis of discounted future cash flow for a number of years, after allowing for compensation other factors of production, including royalties;
- the value of publishing rights and subscription accounts has been based on an estimate of the cost of replacing or reproducing the asset. Publishing rights acquired from third parties and valued as mentioned above are shown net of deferred taxation.

With effect from January 1, 2001, publishing rights are amortized over the estimated useful economic life, which is assumed not to exceed 20 years, unless there are compelling grounds on which to rebut this assumption.
If and to the extent that publishing rights are considered to be impaired in value, this is charged to the profit and loss account.

- Other

Other intangible fixed assets relate to license fees, subscriber lists, information systems (for internal use), and depreciable publishing rights that are valued at cost less depreciation.

The development costs of the infrastructure related to an internet project (including soft- and hardware) are capitalized, provided that the costs are substantial, the project is judged technically and commercially feasible and that there is a strong intent to proceed with the project. The costs of digitization of content are capitalized as multimedia projects, provided that the project generates additional revenues or cost savings.

Tangible fixed assets

Tangible fixed assets, consisting of land and buildings, machinery and equipment and other fixed assets such as office equipment and vehicles are valued at cost less depreciation.
No depreciation is applied to land.

Financial fixed assets

Financial fixed assets include non-consolidated participating interests. Participating interests held on a permanent basis over which significant influence can be exercised are valued at net asset value. Other participating interests are valued at the lower of cost and market value.

Stocks/inventories

Stocks/inventories are valued – in accordance with the first in/first out principle – at cost less systematically determined provisions for obsolescence. The cost price of internally produced goods is generally the direct manufacturing and publishing cost excluding overheads. The cost of trade goods bought from third parties is the purchase price.

Accounts receivable

Trade and other accounts receivable are carried at face value less any provisions considered necessary. Accounts receivable include deferred tax claims to the extent that these are considered realizable.

Tax claims are calculated by the same method as used for determining the provision for deferred taxation.

Provisions

- The provision for deferred taxation is determined on the basis of the differences between commercial and tax valuations of assets and liabilities, at the applicable tax rate.
- The provision for pensions relates to pension commitments for self-insured plans and other postretirement benefits.
- The provision for reorganizations/restructurings relates to provisions for integrations, changes in organization structure, etc. These provisions are charged against the profit and loss account or created by acquisition of subsidiaries.

A reorganization/restructuring provision can only be recognized if the company has an obligation arising from a past event, if there is more likely then not a net-cash-out involved and the magnitude of the obligation can be reasonably estimated. Only communicated reorganization plans containing detailed information about the locations, costs and timetables are recognized. For provisions related to acquisitions of subsidiairies only the costs for terminations of employment, closing down facilities of the acquired company and sub-optimal lease contracts arising from the acquisition are taken into account.

The guidelines from the Dutch Council for Annual Reporting stipulate that the pension provisions maintained by the company should be adequate to meet the liabilities arising out of the accumulated pension rights, after taking into account the pension provisions of the pension funds and the pensions insured with life insurance companies. Hence, provisions are made for any deficits in company pension funds for which the company is contractually liable or for which cash outflows are expected. The accumulated pension rights are based on the projected unit credit method. This method takes into account any pension increase during the inactive period of a participant, but does not take into account any future salary increases.

Minority interests

Minority interests are carried at the third parties' share of the underlying shareholders' equity of the group company concerned.

Principles for the determination of results

Revenues

The revenues figure represents revenues to third parties net of value-added tax and discounts. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred income. As services are rendered or publications sent to subscribers, the proportionate share is recognized as revenue.

Cost of raw materials, subcontracted work and other external expenses

These costs relate to raw materials, subcontracted work and other external expenses directly related to products and services generated during the year and the purchase price of trade goods sold.

Personnel costs

In this category are accounted all labour costs regarding personnel employed on the basis of a contract. If there is no relationship between the labour costs and the actual FTE's expenses are to be accounted in 'other operating expenses'.

Depreciation

Depreciation and amortization relate to tangible and intangible fixed assets, respectively.
Depreciation is calculated by the straight-line method over the economic life of each asset category. Depreciation also includes the book results attributable to fixed asset divestments.

Other operating expenses

Other operating expenses include housing and office costs, promotion, storage and distribution costs, training costs and other general costs. Also included is Wolters Kluwer's share in the operating income of strategic, non-consolidated participating interests. Development costs of new products/services;

Wolters Kluwer

methods or systems are charged against income in the year in which they are incurred, except where they relate to substantial, long-term projects. In this case the accounting principles as presented under other intangibles apply.

Amortization of intangible fixed assets
Amortization of intangible fixed assets includes both the amortization calculated by the straight-line method over the estimated useful economic life, with a maximum of 20 years unless there are compelling grounds on which to rebut this assumption, and non-recurring diminutions in value of goodwill and publishing rights.

Taxation
Corporate taxation is calculated on the basis of income before taxation, taking into account the various local tax rates and regulations in the different countries. The effects of changes in tax rates on the provision for deferred taxation are credited or debited to the profit and loss account if and to the extent that this provision was originally formed as a charge to the profit and loss account.

Non-consolidated and minority interests
The minority interests relate to the proportion of the income attributable to third parties, based on their share in the shareholders' equity of the group company. Starting in 2002, the results of non-consolidated interests are presented together with the minority interests. Until 2001, these results were included in the financing results. The 2001 figures have been restated for comparison purposes.

Results on divestments
Results on divestments are taken into account within this category. The operational results of the subsidiaries that have been divested in the course of the fiscal year are included in the consolidated profit and loss account up to the date of divestment.

Principles underlying the cash flow statement

Cash flow from operating activities
The cash flow from operating activities is calculated by the indirect method, by adjusting the consolidated operating income for any operating income and expenses that are not cash flows (such as amortization and depreciation), and for movements in the consolidated working capital. Operating cash flows also include the costs of financing the operating activities, income taxes paid on all activities and spending on reorganization provisions.

Cash flow investments
Cash flow investments are those arising from investments in fixed assets, from the acquisition and divestment of subsidiaries and business activities. Cash flows connected to spending of provisions for reorganizations/restructurings created by acquisition of subsidiaries are also comprised. Cash and cash equivalents available at the time of acquisition or divestment are deducted from the related payments or proceeds.

Cash flow financing
Cash flow financing includes the proceeds from issue and repayments of equity and debt instruments. Cash flows from short-term financing are also included. Movements in share capital due to stock dividend are not classified as cash flow.

International Financial Reporting Standards (IFRS)

The European Union announced that starting in 2005, all listed companies within the EU would have to prepare their consolidated financial reports in agreement with IFRS (also known as IAS).
At this moment several IFRS standards have been included in the Dutch accounting principles, as applied by Wolters Kluwer.

Wolters Kluwer

Notes to the consolidated financial statements

Wolters Kluwer

Benchmark figures (Note 1)

	2002	2001
Reconciliation between net income and benchmark figure		
Net income	328	140
Amortization of intangible fixed assets	415	353
Tax on amortization	– 48	– 21
Result on divestments (after taxation)	– 303	– 36
Exceptional pension item (after taxation)	61	–
Ordinary net income	453	436
Reconciliation between EBITA and benchmark figure		
EBITA	679	812
Exceptional pension item	98	–
Ordinary EBITA	777	812
Depreciation	118	107
Ordinary EBITDA	895	919
Reconciliation between cash flow from operating activities and benchmark figure		
Cash flow from operating activities	575	550
Net expenditure fixed assets	– 147	– 151
Appropriations of acquisition provisions	– 28	– 71
Ordinary free cash flow	400	328

Segment reporting (Note 2)

	2002	2001
Revenues were generated in the following regions:		
Europe	1,898	1,886
North America	1,799	1,765
Asia Pacific	158	149
Rest of the world	40	37
	3,895	3,837

To meet the needs of the users of the financial statements the company provides segment information in two formats. The primary segment reporting format is per cluster. The secondary segment is reported geographically.

For the segment reporting by cluster, the information for the activities that were divested in 2002 and activities that are to be divested, have been presented as non-core. Hence, the figures for the years 2002 and 2001 of Kluwer Academic Publishers, Bohn Stafleu Van Loghum, ten Hagen & Stam and ISBW have been included in non-core.

Geographical segments

The geographical segment information for the year 2001 has been further refined to reflect the geographical distribution of the end-users. As a result the comparative figures have been changed. Given the alignment of the clusters with geographical segments, the information on the total book value of assets and net expenditures for fixed assets has not been presented separately, as it can largely be derived from the segment reporting by cluster.

Wolters Kluwer

Segment reporting by cluster	LTB Europe 2002	LTB Europe 2001	LTB North America 2002	LTB North America 2001	LTB Asia Pacific 2002	LTB Asia Pacific 2001
Revenues	1,228	1,179	1,214	1,210	65	60
Cost of raw materials, subcontracted work and other external expenses	316	319	180	164	14	13
Personnel costs	377	349	456	455	25	23
Depreciation	44	36	37	35	2	2
Other operating expenses	261	252	215	216	15	12
Exceptional pension item	18		80			
Total operating costs	1,016	956	968	870	56	50
Operating income before amortization of intangible fixed assets (EBITA)	212	223	246	340	9	10
Amortization of intangible fixed assets[1]	– 58	– 77	– 179	– 182	– 4	– 1
Operating income after amortization of intangible fixed assets	154	146	67	158	5	9
Financing results						
Income before taxation						
Taxation on income						
Income after taxation						
Non consolidated and minority interests						
Results on divestments (before taxation)						
Taxation on results on divestments						
Results on divestments (after taxation)						
Net income						
Total cluster assets	1,148	1,051	2,331	2,818	29	22
Assets not allocated/intersegment						
Total assets balance sheet						
Total cluster liabilities	1,354	1,149	3,207	3,476	15	15
Liabilities not allocated/intersegment						
Total liabilities balance sheet						
Net expenditure fixed assets	58	50	48	54	2	2
Cash flow from operations	246	264	334	354	11	10
Average number of FTE's	7,653	7,436	6,439	6,221	601	546
[1] of which impairment charges	4	32	33	19	1	

Health 2002	Health 2001	Education 2002	Education 2001	Non-core activities 2002	Non-core activities 2001	Corporate/Other 2002	Corporate/Other 2001	Total consolidated 2002	Total consolidated 2001
748	680	300	308	340	400			3,895	3,837
324	293	107	114	112	135	7	3	1,060	1,041
168	150	77	69	87	95	20	17	1,210	1,158
16	15	8	7	10	12	1		118	107
109	99	52	57	69	74	9	9	730	719
								98	
617	557	244	247	278	316	37	29	3,216	3,025
131	123	56	61	62	84	– 37	– 29	679	812
– 124	– 61	– 3	– 3	– 36	– 23	– 11	– 6	– 415	– 353
7	62	53	58	26	61	– 48	– 35	264	459
								– 141	– 179
								123	280
								– 88	– 172
								35	108
								– 10	– 4
								314	38
								– 11	– 2
								303	36
								328	140
1,099	1,390	190	184	81	433	583	131	5,461	6,029
								514	491
								5,975	6,520
1,313	1,673	190	184	41	376	15	– 122	6,135	6,751
								– 1,423	– 1,611
								4,712	5,140
21	21	11	10	4	14	3		147	151
161	154	58	83	69	96	– 135	– 19	744	942
2,352	2,230	1,486	1,441	1,661	1,819	92	73	20,284	19,766
49								87	51

Acquisitions and divestments (Note 3)

	2002		2001	
	Acquisitions	Divestments	Acquisitions	Divestments
Fixed assets	6	– 240	15	– 17
Current assets	13	– 47	55	– 14
Current liabilities	– 36	344	– 81	– 34
Long term loans		1		
Provisions	– 11	6	– 20	3
Net identifiable assets and liabilities	– 28	64	– 31	– 62
Goodwill on acquisitions	324		499	
Consideration	296	– 632	468	– 74
Cash (acquired)/ disposed of	10	– 3	30	– 5
Net cash outflow/ (inflow) upon completion	306	– 635	498	– 79
Change in payable/receivable	– 6	605	4	19
Acquisition spending/divestment	300	– 30	502	– 60

Acquisitions

LTB Europe was strengthened with acquisitions such as ABG Professional Information (publishing arm of Europe's largest accountancy institute, UK), AnNotext (workflow software for law firms in Germany); Verlag Praktisches Wissen GmbH (knowledge and information products in the fields of law, tax and business, Germany); Val Informatique (health, safety and environment market, France); Ciceron (legal market, France); Artel (financial, tax and HR markets, Italy).

Strategic North American acquisitions in the fields of tax and business include Andersen's Accounting Research Manager (online accounting and auditing databases), Gainskeeper, Inc. (accounting system and solutions), Bowne & Company, Inc.'s securities publishing division and esalestax.com, Inc. (Internet-based tax compliance applications).

The Education cluster strengthened its position in the United Kingdom with the acquisition of Moorhouse Black (distance learning services).

Divestments

In October 2002 Wolters Kluwer entered into a binding agreement for the sale of Kluwer Academic Publishers. Control over the company effectively ceased at the end of December. Divestment of non-core activities is also completed for Bohn, Stafleu Van Loghum. The result on the divestment of Kluwer Academic Publishers (after taxation) amounted to EUR 286 million. The divestment of Bohn, Stafleu Van Loghum gave rise to a result (after taxation) amounting to EUR 14 million. The divestments of ten Hagen & Stam and ISBW are close to completion.

	2002	2001
Personnel costs (Note 4)		
Salaries	1,016	967
Social security premiums	147	147
Pension costs	31	31
Other social expenses	16	13
	1,210	1,158

The average number of employees, expressed in full-time equivalents, is 20,284 (2001: 19,766).
For a breakdown of the average number of employees into cluster/activities see Note 2.
As disclosed in note 22, a provision was made for deficits in company pension funds for an amount of EUR 98 million. Given the significance and the non-recurring nature of these deficits, the additions to the provisions have been presented as exceptional items in the profit- and loss account.

	2002	2001
Depreciation (Note 5)		
Intangible fixed assets	41	36
Tangible fixed assets	78	72
Book results of fixed assets sold	– 1	– 1
	118	107

	2002	2001
Amortization of intangible fixed assets (Note 6)		
Intangible fixed assets	– 328	– 302
Impairments	– 87	– 51
	– 415	– 353

The impairment charges in the year 2002 mainly relate to the clusters LTB North America and Health. The impairments were mainly caused by the unfavorable market developments and the reductions of future income expectations as a result of these developments. The impairment also included business activities that were acquired in the cluster Health and that are discontinued.

	2002	2001
Financing results (Note 7)		
Interest paid	– 149	– 199
Interest received	8	20
	– 141	– 179

	2002	2001
Income tax (Note 8)		
Taxation on income from operating activities after amortization of intangible fixed assets	88	172
Taxation on results on divestments	11	2
Total taxation on income	99	174
Movements in overall tax position:		
Position as at January 1		
Current tax liability	62	15
Provision for deferred taxation	157	125
Deferred tax assets	– 258	– 191
Overall tax position	– 39	– 51
Movements		
Total taxation on income	99	174
Acquisitions/divestments	– 6	– 52
Tax payments	– 109	– 160
Exchange differences and other movements	– 79	50
Total movements	– 95	12
Position as at December 31		
Current tax liability	– 1	62
Provision for deferred taxation	85	157
Deferred tax assets	– 218	– 258
Overall tax position	– 134	– 39
Reconciliation from the normative to the effective taxation on income from operating activities after amortization of intangible fixed assets is as follows:		
Normative taxation on income from operating activities after amortization of intangible fixed assets	(20.0%) 25	(23.8%) 67
Tax effect of:		
Non tax-deductible intangible fixed assets	117	114
Financing activities	– 40	– 19
Utilization of tax losses carry forward	– 1	– 3
Exempt income and non-deductible expenses	– 3	
Tax incentives and other	– 10	13
Effective taxation on income from operating activities after amortization of intangible fixed assets	(70.7%) 88	(61.5%) 172
Reconciliation from the normative to the effective taxation on income from results on divestments is as follows:		
Normative taxation on income from results on divestments	111	12
Tax exemption on transaction results	– 100	– 10
Effective taxation on income from results on divestments	11	2

	2002	2001
Results non-consolidated and minority interests (Note 9)		
Results non-consolidated participating interests	– 8	– 3
Minority interests of consolidated participations	– 2	– 1
	– 10	– 4

Intangible fixed assets (Note 10)	Goodwill	Publishing rights	Other	Total 2002	Total 2001
Amortization and depreciation rate	5-20%	5-20%	20-33⅓%		
Position as at January 1					
Purchase value	4,070	1,713	234	6,017	5,477
Amortization, depreciation and impairements[1]	628	545	129	1,302	1,128
Reported position as at January 1	3,442	1,168	105	4,715	4,349
Movements					
Investments		2	66	68	60
Acquisitions	324			324	500
Divestments	– 159	– 71	– 5	– 235	
Net expenditures	165	– 69	61	157	560
Amortization and depreciation	– 246	– 82	– 41	– 369	– 338
Impairments	– 87			– 87	– 51
Exchange differences and other movements	– 473	– 147	– 5	– 625	195
Total movements	– 641	– 298	15	– 924	366
Position as at December 31					
Purchase value	3,616	1,400	238	5,254	6,017
Amortization, depreciation and impairments	815	530	118	1,463	1,302
Book value as at December 31	2,801	870	120	3,791	4,715

[1] Including the effect of changed accounting policies. Please refer to annual report 2001 for detailed information about the changes in accounting policies for goodwill and publishing rights amortization.

Tangible fixed assets (Note 11)	Land and buildings	Machinery and equipment	Other fixed assets	2002 Total	2001 Total
Depreciation rate	0-3%	10-20%	10-33⅓%		
Position as at January 1					
Purchase value	180	41	525	746	734
Depreciation	54	28	338	420	438
Book value as at January 1	126	13	187	326	296
Movements					
Investments	13	3	63	79	91
Acquisitions	2	1	3	6	7
Divestments			– 5	– 5	– 6
Net expenditures	15	4	61	80	92
Depreciation	– 8	– 4	– 65	– 77	– 72
Exchange differences and other movements	– 15	– 2	– 16	– 33	10
Total movements	– 8	– 2	– 20	– 30	30
Position as at December 31					
Purchase value	175	41	467	683	746
Depreciation	57	30	300	387	420
Book value as at December 31	118	11	167	296	326

Financial fixed assets (Note 12)	Participating interests	Receivables	2002 Total	2001 Total
Position as at January 1	31	4	35	30
Acquisitions, disposals, etc.	5		5	9
Share in income	– 9		– 9	– 3
Dividend received	– 2		– 2	
Other movements	– 8	– 1	– 9	– 1
Position as at December 31	17	3	20	35

	2002	2001
Stocks/inventories (Note 13)		
Raw materials	9	9
Work in progress	42	53
Finished products and trade goods	120	144
	171	206
Accounts receivable (Note 14)		
Trade receivables	571	608
Deferred tax assets[1]	218	258
Prepayments	111	120
Receivables resulting from divestment		
Kluwer Academic Publishers	467	–
Value at spot rates of forward exchange contracts	149	–
Other receivables	22	13
	1,538	999
Cash and cash equivalents (Note 15)		
Deposits	230	176
Cash and bank balances	63	63
	293	239
Other liabilities (Note 16)		
Subordinated bond loans	184	–
Dividend for the year	156	150
Salaries, holiday allowance	105	106
Royalties payable	94	115
Other liabilities and accruals	63	70
Social security premiums and other taxation	61	71
Interest payable	52	42
Reorganizations/restructurings commitments	21	53
Acquisition payments	11	18
Bankers	0	5
Corporate taxation	–	62
	747	692

[1] The deferred tax assets 2002 relate to unrealized tax savings, primarily arising from pension accruals and the amortization of intangible fixed assets or provisions created by acquisitions of subsidiaries, to the extent that such tax savings are considered realizable.
The deferred tax assets include EUR 160 million (2001 EUR 157 million) due in more than one year.

Wolters Kluwer

	2002	2001
Financial instruments (Note 17)		
Long-term loans		
Subordinated convertible staff bond loans	2	4
Subordinated bond loans	408	590
Bond loans	1,527	1,527
Other loans from credit institutions	53	9
	1,990	2,130
Convertible bond loan	700	700
Perpetual cumulative subordinated bond	225	225
Short-term loans	191	5
	3,106	3,060
Minus cash or cash equivalents	– 293	– 239
Value at spot rates of forward exchange contracts	– 149	– 0
Net interest bearing debt	2,664	2,821

During 2002, Wolters Kluwer has not issued any new debt instruments. In 2001, we issued two bonds for a total amount of EUR 925 million, as follows: On May 14, 2001 a perpetual cumulative subordinated bond loan with a nominal value of EUR 225 million was issued. The issue price of the bonds is 100%. These bonds bear interest at 6.875%. Wolters Kluwer has the right to redeem the loan as per May 2008. The company is allowed to refrain from paying interest if dividend is not declared or made available for payment. The accrued interest will be paid in a subsequent year where there is dividend declared and paid. In case of bankruptcy the company has no obligation to pay any accrued interest, the nominal amounts of the bond will then become a subordinated liability. The proceeds from this bond issue were used to refinance bank facilities, as well as for general corporate purposes.

On November 30, 2001, a convertible (unsubordinated) bond loan with a nominal value of EUR 700 million was issued. The conversion price has been fixed at EUR 31.00 per depositary receipt issued for one ordinary share of Wolters Kluwer. The issue price of the bonds is 100%. The coupon has been set at 1.00% per annum. The yield to maturity has been set at 2.50%, and the bonds will be redeemed at 107.88% of their principal amount on the maturity date (November 30, 2006), unless previously redeemed, converted or purchased and cancelled. The convertible bonds will at any moment be valued against the accreted principal while the corresponding coupon costs and accrued redemption premium are charged to the profit and loss account. The issuing costs are capitalized and amortized over 5 years. The proceeds from this bond issue were used to refinance bank facilities, as well as for general corporate purposes. The company has access to unused credit facilities of EUR 1.2 billion. Of this amount, EUR 0.9 billion is fully committed. No property has been secured under the above contracts.

On August 16, 2001, Standard & Poor's gave Wolters Kluwer a credit rating of A-, with stable outlook. On February 1, 2002, Moody's announced the downgrading of the senior long-term debt ratings of Wolters Kluwer N.V. to A3 (from A2). The rating outlook is stable. After these announcements, both rating agencies have not changed the credit rating for the company.

Wolters Kluwer

Breakdown long-term loans	Nominal interest rate	Repayment commitments 1-5 year	Repayment commitments >5 year	2002 Total	2001 Total
Subordinated convertible staff bonds 1998-2003	4.5%				3
Subordinated convertible staff bonds 1999-2003	3.0%				0
Subordinated convertible staff bonds 2000-2005	5.5%	1		1	1
Subordinated convertible staff bonds 2002-2007	3.0%	1		1	
Subordinated bonds 1996-2003	5.875%				182
Subordinated bonds 1997-2007	6.25%	226		226	226
Subordinated bonds 1998-2005	5.125%	182		182	182
Bonds 1998-2008	5.25%		227	227	227
Bonds 1999-2006	5.5%	750		750	750
Bonds 2000-2005	6.125%	550		550	550
Multicurrency roll-over facility 1996-2003	Libor+0.2%				
Multicurrency roll-over facility 1998-2005	Libor+0.2%				
Other loans	divers	35	18	53	9
		1,745	245	1,990	2,130

The following amounts of loans as of December 31, 2002 are due within the next five years:

2003	191
2004	9
2005	742
2006	1,457
2007	237
Due after 2007	470
	3,106

Financial instruments and risks

Currency risk:

The company seeks to partly mitigate the effects of exchange rate movements on results, cash flow and shareholders' equity. The US dollar accounts for a significant percentage of the total currency exposure of Wolters Kluwer.

An instantaneous 10% depreciation of the USD against the Euro from their levels at December 31, 2002, with all other variables held constant, would result in a decrease of EUR9.6 mln in the financing results.

The funding for acquisitions in the United States has either been arranged in USD or, if arranged in other currencies, the related interest charges have (through the use of derivative instruments) to a large extent been transformed in US dollar charges.

Of all interest charges, approximately 75% is payable in USD.

The company uses forward foreign exchange contracts and short-term swaps to hedge currency exchange risks arising out of transaction and translation exposures. As per December 31, 2002, Wolters Kluwer has USD-forward contracts for a total nominal amount of EUR1.1 billion.

During January 2003, this amount increased to EUR1.8 billion. Income and charges arising out of the use of these instruments are accounted for in the same manner as the underlying exposure.

Income and charges relating to premiums and discounts are accounted for as interest charges.

	December 31, 2002		December 31, 2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial fixed assets	20	20	35	35
Accounts receivable (excluding forward exchange contracts)	1,389	1,389	999	999
Cash and cash equivalents	293	293	239	239
Deferred income	– 582	– 582	– 732	– 732
Trade creditors	– 284	– 284	– 317	– 317
Other liablities	– 747	– 747	– 692	– 692
Long-term loans	– 1,990	– 2,087	– 2,130	– 2,147
Convertible bond loan	– 700	– 683	– 700	– 724
Perpetual cumulative subordinated bond	– 225	– 224	– 225	– 227
Interest rate swaps		59		– 45
Forward exchange contracts	149	118	0	0

Interest rate risk
The company also seeks to protect results and cash flow from interest rate movements, either by arranging fixed rate funding, or if variable, through the use of derivative instruments (Interest Rate Swaps). Of the total interest portfolio, approximately 25% is variable rate and 75% fixed rate.
The company invests available cash and cash equivalents with various financial institutions. It is the Company's policy to conclude financial transactions, where possible, under ISDA (International Swap Dealers Association) master agreements. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings from Standard & Poor's and/or Moody's Investor Services.
Financial instruments are not in use for any other purposes and strict authorization procedures are in place for their application.

Market value of long-term loans, swaps and forward exchange contracts
The market value of outstanding long-term loans at the balance sheet date can deviate from the value, at which they have been recorded in the balance sheet. Moreover, the market value of swaps, which Wolters Kluwer uses to hedge the exchange rate and interest risks (cross currency swaps and interest rate swaps) and the forward contracts have been recorded as of balance sheet date.

	2002	2001
Provisions (Note 18)		
Deferred taxation (Note 8)	85	157
Pensions (Note 22)	204	133
Reorganizations/restructurings	42	53
	331	343
Provisions for reorganizations/restructurings		
Position as at January 1	53	88
Add: short-term commitments	53	91
Total as at January 1	106	179
Movements		
Addition charged to result	8	1
Addition in respect of acquisitions	13	32
	21	33
Appropriations of acquisition provisions	– 28	– 71
Appropriations of reorganization provisions	– 28	– 37
Exchange differences and other movements	– 8	2
Total movements	– 43	– 73
Total as at December 31	63	106
Less: short-term commitments	21	53
Position as at December 31	42	53

Deferred taxation

The provisions for deferred taxation are determined individually per fiscal entity or similar regime. Deferred tax assets are included in accounts receivable (see note 14).

The short-term commitments relating to expected spending due within one year are presented under current liabilities (see note 16).

Wolters Kluwer

EUR million					2002	2001
Shareholders' equity (Note 19)	Issued share capital	Share premium reserve	Non-distributable reserve for translation differences	Other reserve	Total	Total
Position as at January 1	34	92	393	860	1,379	1,217[1]
Stock dividend				57	57	68
Exercise of stock options		1			1	7
Translation differences			– 342		– 342	107
Repurchased shares				– 24	– 24	
Retained earnings current year				172	172	– 10
Other movements				4	4	– 10
Position as at December 31	34	93	51	1,069	1,247	1,379

Share capital

The authorized capital amounts to EUR 143.04 million consisting of EUR 71.52 million ordinary shares (nominal value EUR 0.12) and EUR 71.52 million preference shares. The issued share capital consists of ordinary shares.
The number of issued ordinary shares increased from 282.8 million to 285.4 million as a result of stock dividend and exercise of stock options.
Per balance sheet date there are 2.2 million repurchased shares in stock.
Depositary receipts had been issued for 96.2% of the issued ordinary share capital (274.6 million shares).

Stockdividend

Of the 2001 dividend 38.3% (2000: 48.4%) was distributed as stock dividend.

Share premium reserve

The share premium reserve may be distributed tax-free.

Non-distributable reserve for translation differences

Translation differences resulting from translating net investments in consolidated foreign subsidiaries as well as the differences arising on the translation of the results of these entities are taken to this reserve.

Stock options

The company operates a number of stock-based compensation plans involving options over ordinary shares Wolters Kluwer nv. Full details of these plans are given in note 21.

[1] Including the effect of changed accounting policies. Please refer to annual report 2001 for detailed information about the changed accounting policies for goodwill and publishing rights amortization.

Wolters Kluwer

	2002	2001
Earnings per share (Note 20)		
Net income (A)	328.3	140.2
Amortization of intangible fixed assets	414.5	353.0
Tax on amortization	- 48.0	- 21.4
Results on divestments (after taxation)	- 302.6	- 36.1
Exceptional pension item (after taxation)	60.8	
Ordinary net income (B)	453.0	435.7
Ordinary free cash flow (C)	400.4	327.8
Weighted average number of shares (D)	284.3	281.8
Stock options	8.5	6.7
Convertible bonds	22.6	1.9
Convertible staff bonds	0.2	0.1
Repurchased shares	- 1.0	- 0.8
Diluted weighted average number of shares (E)	314.6	289.7
Correction to income of 5% (2001: 6%) interest for stock options and 2.5% convertible bond (net of taxes) on assumed conversion (F)	25.7	11.4
Calculations		
Ordinary EPS (B:D)	1.59	1.55
Diluted ordinary EPS [(B+F):E]	1.52	1.54
EPS (A:D)	1.15	0.50
Diluted EPS [(A+F):E]	1.13	0.52
Ordinary free cash flow per share (C:D)	1.41	1.16
Diluted ordinary free cash flow per share [(C+F):E]	1.35	1.17

 Stock based compensation (Note 21)

	1997	1998	1999	2000	2001	2002	Total
End of exercise period	2002	2003	2004	2005	2006[1]	2007/2009[2]	
Initial number of options	1,275,200	1,875,000	578,200	2,505,340	2,729,750	2,912,250	
Exercise rate (average)	EUR 27.80	EUR 34.00	EUR 42.00	EUR 23.50	EUR 28.88	EUR 23.07	
Number of options outstanding as at January 1	784,462	782,000	483,000	2,380,440	2,706,250		7,136,152
Movements							
Options granted						2,912,250	2,912,250
Options eliminated	–736,500	– 38,000	– 35,000	– 230,800	– 379,500	– 135,000	–1,554,800
Options exercised	– 47,962			– 17,000			– 64,962
Number of options outstanding as at December 31		744,000	448,000	2,132,640	2,326,750	2,777,250	8,428,640

As at December 31, 2002 options were outstanding for 8.4 million (depositary receipts of) ordinary shares Wolters Kluwer nv, as specified above.

To members of the Executive Board and approx. 500 managers a stock option plan applies. The purpose of this plan is to align the interests of management with those of shareholders by providing additional incentives to improve the performance of Wolters Kluwer on a long term basis.

Options are granted at fair market value on the date of grant. Every option entitles the holder to purchase one share each, for the share price of the date the option is granted. The exercise period starts at least two years after the date the options are granted until five years maximum, or in some cases six years. For options granted after August 2002 the maturity period is seven years after the grant date. Wolters Kluwer may buy in shares for the estimated number of options that will be exercised.

Wolters Kluwer accounts for stock options using the intrinsic value method. Accordingly, no compensation has been recorded for the options granted.

The fair value of the 2002 option grants was estimated using a Black-Scholes options pricing model and the following assumptions:

Pro forma option value information	Granted April 2002	Granted August 2002
Granted number (millions)	2.4	0.5
Exercise rate	EUR 24.00	EUR 18.27
Fair value	EUR 7.62	EUR 6.82
Fair value (EUR million)	18.6	3.2

Valuation assumptions:

Expected option term	5 years	7 years
Expected volatility	35.27%	42.52%
Expected dividend yield	2.20%	2.90%
Risk-free interest rate	4.89%	4.46%

[1] The French option plans of 2001 and 2002 expire in 2007 and 2008, respectively.
[2] All option plans as of August 2002 have an expiration period of 7 years.

The assumptions were used for these calculations only and do not represent an indication of expectations of future developments.
Since the Wolters Kluwer employee stock options are not tradable on a stock market, option holders can receive no value nor derive any benefit from holding these stock options, without an increase in the market price of the Wolters Kluwer stock. Such an increase in price would benefit all shareholders proportionally.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Wolters Kluwer employee stock options have characteristics different from those of traded options. In addition, changes in the subjective input assumptions can materially affect the fair value estimates. Therefore, management believes that the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

Pensions and similar obligations (Note 22)
The company has arranged pension schemes in various countries for most of its employees, in accordance with the legal requirements, customs and the local situation in the countries involved. These pension schemes are partly managed by the company itself and partly entrusted to external funds, such as industry pension funds, company pension funds and insurance companies.
In addition, the company also provides certain employees with non-pension-related benefits upon retirement. These benefits include contributions towards health expenses in the United States, where the employer refunds part of the insurance premium for the retired people or, in the case of uninsured schemes, bears the medical expenses itself while deducting the participants' contributions.

The size of the obligations arising from pensions and other benefits is computed by actuaries in accordance with accepted local methods of valuation. The early retirement obligations under the Dutch VUT schemes are arranged through separate industry-specific foundations. The company makes no provision for obligations to employees who have already opted for these early retirement schemes, as these are covered by the premium paid to the foundations. As for early retirement benefits falling outside the scope of these foundations, provisions are made for the nominal amount of the obligation.

Of the total staff of 20,833 at year-end 2002, about 6,000 individuals have a defined benefit pension scheme. The others have either defined contribution or no arrangements. In addition, about 10,000 former employees and 3,000 retired employees participate in the schemes. The most important countries where defined benefit schemes are applicable are: the US, Netherlands, Belgium, the UK and Australia.

Contributions to the various plans are determined based upon various factors, including the funded status, legal and tax considerations, as well as local customs. As per 31 December 2002, the company has reviewed the funding situation of the defined benefit pension plans. The funding position of the Dutch pension plan was estimated at above 110% while the Belgium pension plan was underfunded by EUR 2 million, the UK pension plan by EUR 16 million, and the US CCH and Springhouse pension plans by EUR 77 million, plus some EUR 3 million for other plans in the US.
For prudency reasons, the entire shortfall from the US, UK and Belgium of EUR 98 million was charged to the result of 2002.
This means that Wolters Kluwer had made full provisions at year-end for its outstanding pension obligations as at balance sheet date.

Commitments not shown in the balance sheet (Note 23)

Long-term commitments

As at year-end 2002 annual commitments under rental and operational lease agreements amounted to EUR79 million (2001: EUR84 million). The average term of these commitments is approximately 6.0 years (2001: 6.5 years).

Contingent commitments

Pursuant to section 403 of the Dutch Civil Code, Book 2, the company has assumed joint and several liability for the debts arising out of the legal acts of a number of subsidiaries. The relevant declarations have been filed with and are open for inspection at the Trade Register for the district in which the legal entity, in respect of which liability has been assumed, has its registered office.

The company has issued formal guarantees for bank credit facilities for a total amount of EUR54 million, on behalf of a number of its foreign subsidiaries. As at year-end 2002 EUR3 million of these credit facilities had been utilized.

Per 31 December 2002 other bank guarantees were issued, at the request of Wolters Kluwer or subsidiaries, for a total amount of EUR7.4 million. These guarantees mainly relate to rent for real estate.

In addition, the company forms part of a Dutch fiscal entity, and pursuant to standard conditions has assumed joint and several liability for the liabilities of the fiscal entity.

Cash flow statement using direct method (Note 24)

EUR million	2002		2001	
Operating activities				
Receipts from customers		3,864		3,842
Payments to suppliers, etc.	– 1,812		– 1,742	
Personnel costs	– 1,210		– 1,158	
		– 3,022		– 2,900
Cash flow from operations		842		942
Financing costs	– 131		– 180	
Paid corporate income tax	– 109		– 160	
Appropriation of reorganization provisions	– 28		– 37	
Other	1		– 15	
		– 267		– 392
Cash flow from operating activities		575		550
Net expenditure fixed assets	– 147		– 151	
Appropriation of acquisition provisions	– 28		– 71	
Acquisition spending	– 300		– 502	
Divestments of activities	30		60	
Cash flow investments		– 445		– 664
Cash flow deficit/surplus		130		– 114
Exercise of stock options	1		7	
Movements in long-term loans	– 136		557	
Movements in short-term borrowings	184		–	
Movements in bank debts	– 5		– 219	
Dividend payments	– 92		– 72	
Repurchased shares	– 24		–	
Cash flow financing		– 72		273
Net cash flow		58		159
Cash and cash equivalents as at January 1	239		79	
Exchange differences on cash and cash equivalents	– 4		1	
		235		80
Cash and cash equivalents as at December 31		293		239

Financial statements Wolters Kluwer nv (Note 25)

EUR million	2002		2001	
Profit and loss account of Wolters Kluwer nv				
Results subsidiaries after tax		328		140
Balance sheet of Wolters Kluwer nv				
(after profit appropriation) as at December 31				
Fixed assets				
Intangible fixed assets	2			
Tangible fixed assets	2		3	
Financial fixed assets	188		– 115	
Total fixed assets		192		– 112
Current assets				
Accounts receivable	4,694		5,330	
Cash and cash equivalents	214		172	
Total current assets	4,908		5,502	
Current liabilities	– 924		– 828	
Working capital		3,984		4,674
Capital employed		4,176		4,562
Long-term loans		1,937		2,121
Provisions		67		137
Convertible bond loan		700		700
Perpetual cumulative subordinated bond		225		225
Shareholders' equity (Note 19)		1,247		1,379
Total financing		4,176		4,562

Notes to financial statements of Wolters Kluwer nv

			2002	2001
	Information systems	Other fixed assets	Total	Total
Fixed assets				
Depreciation rate	33⅓%	10-33⅓%		
Position as at January 1				
Purchase value		4	4	8
Depreciation		1	1	5
Book value as at January 1		3	3	3
Movements				
Investments	2		2	1
Divestments				
Depreciation		– 1	– 1	– 1
Other movements				
Total movements	2	– 1	1	0
Position as at December 31				
Purchase value	2	4	6	4
Depreciation		2	2	1
Book value as at December 31	2	2	4	3

Subsidiaries included in financial fixed assets are stated at net asset value. The valuation of the other assets and liabilities and the determination of the results is based upon the same principles as presented in the general notes to the accounts.

The company has no active trading or business activities. Its primary activity is the holding of subsidiaries. Accordingly, the profit and loss account only shows results of subsidiaries after tax.

Wolters Kluwer

EUR million	2002	2001
Financial fixed assets		
Net asset value of subsidiaries as at January 1	– 115	1,457
Movements related to results	271	182
Movements related to revaluations and exchange differences	45	49
Movements related to dividend payments	– 13	– 1,705
Net asset value of subsidiaries as at December 31	188	– 115
Accounts receivable		
Receivables from subsidiaries	4,491	5,266
Other receivables	203	64
	4,694	5,330
Cash and cash equivalents		
Deposits, cash and bank balances	214	172
Current liabilities		
Debts to subsidiaries	130	246
Bankers	236	233
Other liabilities	397	124
Dividend for the year	156	150
Corporate taxation	5	75
	924	828
Long-term loans		
Subordinated convertible staff bond loans	2	4
Subordinated bond loans	408	590
Bond loans	1,527	1,527
	1,937	2,121
For a further analysis of long-term loans see the consolidated balance sheet.		
Provisions		
Provisions for deferred taxation	63	131
Provisions for reorganizations/restructurings	4	6
	67	137

The above provisions are mainly of a long-term nature.

Remuneration of the Executive and Supervisory Boards

Stock options Executive Board members	Granting	Exercise price (EUR)	January 1, 2002	Granted during the year	Exercised during the year	December 31, 2002	Exercise period
J.M. Detailleur							
	1998	33.87	2,000			2,000	1998-2003
	1999	43.18	80,000			80,000	1999-2004
	2000	23.32	80,000			80,000	2000-2005
	2000	24.06	32,400			32,400	2000-2005
	2001	29.16	20,000			20,000	2001-2006
	2001	29.16	60,000			60,000	2001-2007
	2002	24.00		55,000		55,000	2002-2008
	2002	24.00		5,000		5,000	2002-2007
	2002	18.27		40,000		40,000	2002-2009
N. McKinstry							
	2001	29.16	100,000			100,000	2001-2006
	2002	24.00		90,000		90,000	2002-2007
	2002	18.27		80,000		80,000	2002-2009
R. Pieterse							
	1997	30.18	80,000		80,000 eliminated	0	1997-2002
	2000	23.32	80,000			80,000	2000-2005
	2000	24.06	24,000			24,000	2000-2005
	2001	29.16	80,000			80,000	2001-2006
	2002	24.00		60,000		60,000	2002-2007
	2002	18.27		40,000		40,000	2002-2009
H.J. Yarrington							
	1998	33.87	24,000			24,000	1998-2003
	1999	43.18	80,000			80,000	1999-2004
	2000	23.32	120,000			120,000	2000-2005
	2000	24.06	36,800			36,800	2000-2005
	2001	29.16	120,000			120,000	2001-2006
	2002	24.00		90,000		90,000	2002-2007
	2002	18.27		80,000		80,000	2002-2009
			1,019,200	540,000	80,000	1,479,200	

The selection and remuneration committee of the Supervisory Board met three times in 2002.
In December 2001 the Executive Board remuneration for 2002 was discussed using external information on the reference market of major Dutch, other European and US based companies with a size and nature comparable to Wolters Kluwer.

It was decided to increase the base salaries 2002 by 4% and the annual bonus scheme, based on budgeted ordinary net income (at constant rates), at target from 60% to 70% (maximum: 90%) of the base salary from 2002 onwards. The base salary for 2003 has been increased by 3%.
The granting of stock options for EB members is based upon four objectives:

- Organic revenue growth
- EBITA margin percentage
- Revenue growth from acquisitions
- Ordinary net income growth

EUR thousand

Remuneration of the Executive Board members	Salary	Bonus	Pension	Social security	2002 total	2001 total
J.M. Detailleur	487	251	75	81	894	842
N. McKinstry	826	437	48	24	1,335	545[1]
R. Pieterse	565	325	235	11	1,136	1,275
H.J. Yarrington	826	477	43	25	1,371	1,423
Total	2,704	1,490	401	141	4,736	4,085
The remuneration of the American Executive Board members denominated in USD thousand						
N. McKinstry	780	413	45	23	1,261	488[1]
H.J. Yarrington	780	450	41	24	1,295	1,274

The minimum amount of stock options is 40,000 per annum (for US Board members: 80,000) and the maximum amount is 100,000 (for US Board members: 180,000). As of 2002 the minimum amount of options is granted in August of each year. In March of next year the second part for the year is granted based on actual performance.

As at balance sheet date, Mr. R. Pieterse owns 5,119 (depositary receipts of) ordinary shares, EUR 12,400 convertible staff bonds and EUR 300,000 perpetual cumulative subordinated bonds. Mr. J. M. Detailleur and Mr. H. J. Yarrington own 722 and 404 (depositary receipts of) ordinary shares, respectively.

Supervisory Board members

In the meeting of the selection and remuneration committee of December 2001 the Supervisory Board remuneration for 2002 was discussed using external information on the reference market of major Dutch, other European and US based companies with a size and nature comparable to Wolters Kluwer.

Remuneration (EUR thousand)	2002
H. de Ruiter, chairman[2/3]	49
J.V.H. Pennings, deputy chairman[2/3]	43
A.H.C.M. Walravens[2]	34
N.J. Westdijk[3]	35
K.A.L.M. Van Miert	30
A.J. Frost	30
A. Baan (as from April 23)	23

The Supervisory Board members do not have investments in Wolters Kluwer nv.

Amsterdam, March 10, 2003

Supervisory Board	Executive Board
H. de Ruiter	R. Pieterse
J.V.H. Pennings	J.M. Detailleur
A. Baan	N. McKinstry
A.J. Frost	H.J. Yarrington
K.A.L.M. Van Miert	
A.H.C.M. Walravens	
N.J. Westdijk	

[1] 2001: as from June 1
[2] member of Selection & Remuneration Committee
[3] member of Audit Committee

Other information

Report of independent auditors

Introduction

We have audited the financial statements of Wolters Kluwer nv Amsterdam, for the year 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included Title 9 of Book 2 of the Dutch Civil Code.

Amsterdam, March 10, 2003

KPMG Accountants nv

Proposed profit distribution

Paragraph 1. From the profit as it appears from the annual accounts adopted by the General Meeting a dividend shall be distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank – weighted according to the number of days on which this interest rate applied – during the financial year or part of the financial year for which the dividend is distributed, increased by three. The dividend on the last mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount. If in any year the profit shall not be sufficient thereto, from the profit of any succeeding year the deficient dividend shall first be distributed, prior to any further distribution of profit. No further dividend shall be distributed on the preference shares.
Paragraph 2. Subsequently such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.
Paragraph 3. Any balance remaining after that shall be distributed as dividend on the ordinary shares.
Paragraph 4. Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.

Profit appropriation

	2002	2001
Addition to reserves	172	–10
Dividend	156	150
	328	140

Wolters Kluwer

Key figures

EUR million	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Revenues	3,895	3,837	3,664	3,081	2,739	2,364	1,958	1,336	1,241	1,187
Ordinary EBITDA	895	919	878	813	732	613	472	303	271	248
Ordinary EBITA	777	812	789	735	668	552	421	276	247	222
Ordinary net income	453	436	412	410						
Net income	328	140	186	358	309	263	217	205	173	144
Dividend	156	150	140	128	110	93	76	66	54	45
Pay-out in % of ordinary net income	34.4	34.4	34.0	31.2						
Pay-out in % of net income	47.4	107.1	75.3	35.7	35.7	35.4	35.1	32.0	31.1	31.2
Ordinary free cash flow	400	328	363	386						
Shareholders' equity	1,247	1,379	1,146	1,488	1,011	823	541	333	275	253
Guarantee equity[1]	2,070	2,200	1,744	2,089	1,616	1,243	731	333	275	253
Net interest bearing debt[2]	2,664	2,821	2,614	2,363	2,202	1,659	1,364			
Capital employed	4,496	4,779	3,951	4,132	3,531	2,668	2,141	391	329	299
Total assets	6,109	6,520	5,792	5,696	4,743	3,771	3,061			
Balance of acquisitions and divestments	334	513	470	368	1,058	425	1,677	147	134	287
Amortization of intangible fixed assets	415	353	275	89	68	48	30			
Net investments fixed assets	147	151	124	117	74	96	51	39	5	29
Depreciation of fixed assets	118	107	89	78	64	60	51	27	24	26
Ratios (in %)										
Growth percentages of:										
Revenues	1.5	4.7	18.9	12.5	15.9	20.7	46.6	7.6	4.6	11.1
Ordinary EBITDA	– 2.5	4.7	8.1	11.0	19.4	29.9	55.7	11.8	9.3	20.3
Ordinary EBITA	– 4.3	2.9	7.3	10.1	20.9	31.3	52.4	12.0	11.0	21.1
Ordinary net income	4.0	5.7	0.5							
Net income	134.3	– 24.7	– 48.0	15.9	17.6	21.0	5.9			
As % of revenues:										
EBITDA	23.0	23.9	24.0	26.4	26.7	25.9	24.1	22.7	21.8	20.9
EBITA margin	20.0	21.2	21.5	23.9	24.4	23.4	21.5	20.7	19.9	18.7
Ordinary net income	11.6	11.4	11.3	13.3						
Net income	8.4	3.7	5.1	11.6	11.3	11.1	11.1			
Net interest coverage[3]	5.5	4.5	4.4	5.1	5.3	5.5	5.6			
Net gearing[4]	2.1	2.0	2.3	1.6	2.2	2.0	2.5			
Shareholders' equity to capital employed	0.28	0.29	0.29	0.36	0.29	0.31	0.25	0.85	0.84	0.85
Guarantee equity to total assets	0.34	0.34	0.30	0.37	0.34	0.33	0.24			

[1] Defined as: sum of shareholders' equity, subordinated (convertible) loans, perpetual cumulative bonds and minority interests.

[2] Defined as: sum of third-party loans, convertible bond loan, perpetual cumulative subordinated bond loan, cash loans minus cash and cash equivalents and value at spot rates of forward exchange and cross currency swap contracts.

[3] Ratio between operating income before amortization of goodwill (EBITA), against net interest costs.

[4] Defined as: net interest bearing debt as % of shareholders' equity.

Wolters Kluwer

EUR million	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Information per share (in EUR)										
On the basis of 'fully diluted':										
Diluted ordinary earnings per share	1.52	1.54	1.47	1.48	1.34	1.13	0.90	0.76	0.66	0.56
Diluted earnings per share	1.13	0.52	0.68	1.29	1.12	0.96	0.80	0.76	0.66	0.56
Diluted ordinary free cash flow per share	1.35	1.17	1.30	1.39						
Dividend per share	0.55	0.53	0.50	0.46	0.40	0.34	0.28	0.25	0.21	0.17
Weighted average number of shares, 'fully diluted' (x million)	314.6	289.7	284.2	281.2	278.9	276.7	273.2	269.5	265.3	260.7
On the basis of shares issued (par value EUR 0.12):										
Ordinary earnings per share	1.59	1.55	1.48	1.48	1.34	1.13	0.90	0.77	0.66	0.56
Earnings per share	1.15	0.50	0.67	1.29	1.12	0.96	0.80	0.77	0.66	0.56
Ordinary free cash flow per share	1.41	1.16	1.30	1.39						
Dividend per share	0.55	0.53	0.50	0.46	0.40	0.34	0.28	0.25	0.21	0.17
Weighted average number of shares issued (x million)	284.3	281.8	279.4	277.2	274.8	272.7	270.0	266.4	262.3	253.5
Stock Exchange quotations:										
highest quotation	26.45	33.00	44.30	48.56	45.72	33.09	26.43	17.23	15.14	14.63
lowest quotation	13.40	20.51	20.10	27.30	28.54	23.84	16.93	13.36	11.48	9.19
quotation as per December 31	16.60	25.60	29.04	33.60	45.58	29.71	26.04	17.22	14.57	13.92
Average daily trading volume Wolters Kluwer on Euronext Amsterdam nv number of shares (x 1,000)	1,129	2,037	2,750	2,160	2,100	1,492	1,192	1,132	800	836
Employees										
Headcount as at December 31	20,833	20,297	19,209	18,793	17,431	15,385	14,948	8,993	8,693	8,052
In full time equivalents as at December 31	19,617	19,317	18,269	17,812	16,505	14,538	14,010	8,369	8,127	7,451
In full time equivalents, average per annum	20,284	19,766	19,009	17,452	16,297	14,543	13,768	8,523	7,892	7,672

Wolters Kluwer

Report of the Trustee

EUR 700,000,000 1% convertible unsubordinated bonds 2001 due 2006 of Wolters Kluwer nv

N.V. Algemeen Nederlands Trustkantoor ANT has been appointed as Trustee in connection with the above mentioned bonds. In compliance with the provisions of III, article 2 of the trust deed executed before Mr C.J. Groffen, civil-law notary practicing in Amsterdam, on November 30, 2001, we report as follows.

The bonds, with a nominal value of EUR 1,000 each, are represented by a global bond of EUR 700,000,000.

Unless previously purchased, redeemed or converted as provided in the trust deed, the bonds will be redeemed at 107.88 % of their principal amount on November 30, 2006. As of January 10, 2002 up to and including November 16, 2006 the bonds are convertible into depositary receipts, each issued for one ordinary share Wolters Kluwer nv, at a conversion price currently of EUR 31. Therefore, no bonds were converted during 2001.

In compliance with I, article 9 of the trust deed, a sufficient stock of depositary receipts has been deposited with the Trustee as is needed to enable complete conversion of all the bonds in issue.

Wolters Kluwer nv is authorized to redeem all of the bonds outstanding:

1 After December 14, 2004, provided that, within a period of thirty consecutive trading days, the closing price of depositary receipts of Wolters Kluwer nv on Euronext Amsterdam for twenty trading days shall have been at least 130% of the then applicable conversion price;
2 If 85% of the bonds originally issued has been converted or purchased.

Upon the occurrence of a 'Change of Control', referred to in I, article 4.g, 5.c and 17 of the trust deed, Wolters Kluwer nv will fix a date for early redemption of the bonds and notify the bondholders of such date and at the option of the bondholders redeem the bonds on the date fixed for redemption at its accreted principal amount on such date as stipulated in I, article 5 of the trust deed, together with interest accrued to such date.

Amsterdam, March 10, 2003

N.V. Algemeen Nederlands Trustkantoor ANT

L.J.J.M. Lutz